IFC | International Finance Corporation
World Bank Group

suppl.

File No. 83-5
Regulation IFC: Rule 2

12025393

February 9, 2012

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 2 of Regulation IFC are two copies of (a) Management's Discussion & Analysis and Condensed Consolidated Quarterly Financial Statements December 31, 2011 (unaudited) of International Finance Corporation (IFC) and (b) a list of IFC's borrowings from the market and from the International Bank for Reconstruction and Development for the quarter ended December 31, 2011.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Glenn J. Jessee
Principal Counsel

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis
and
Condensed Consolidated Financial Statements
December 31, 2011
(Unaudited)

INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis

December 31, 2011

Contents

		Page
I	Overview of Financial Results	3
II	Client Services	4
III	Liquid Assets	7
IV	Funding Resources	7
V	Results of Operations	9

I. OVERVIEW OF FINANCIAL RESULTS

International Finance Corporation (IFC or the Corporation) is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of December 31, 2011, IFC's entire share capital was held by 183 member countries.

IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays active and direct role in mobilizing additional funding from other investors and lenders, through a variety of means comprising loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC's initiatives, and the non-IFC investment portion of commitments in funds managed by IFC's wholly owned subsidiary, IFC Asset Management Company LLC (AMC), collectively (Core Mobilization). In addition, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. It also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD.

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management's Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

BASIS OF PREPARATION OF IFC'S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP). IFC's accounting policies are discussed in more detail in Note A to IFC's Condensed Consolidated Financial Statements as of and for the three and six months ended December 31, 2011.

FINANCIAL PERFORMANCE SUMMARY

SIX MONTHS ENDED DECEMBER 31, 2011

IFC's net income is affected by a number of factors that can result in volatile financial performance.

IFC reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $609 million in the six months ended December 31, 2011 (FY12 Q1-Q2), as compared to income of $999 million in the six months ended December 31, 2010 (FY11 Q1-Q2).

The decline in income before net gains and losses on other non-trading financial instruments and grants to IDA in FY12 Q1-Q2 when compared to FY11 Q1-Q2 was principally as a result of: (i) higher other-than-temporary impairment losses on equity investments; (ii) higher unrealized losses on loans and equity investments accounted for at fair value in net income; (iii) lower gains on non-monetary exchanges; (iv) lower returns on liquid asset portfolio; (v) higher provision for losses on loans and guarantees; and (vi) higher administrative expenses; partially offset by (i) higher realized capital gains on equity investments; (ii) lower charges on borrowings; and (iii) higher foreign currency transaction gains.

Net losses on other non-trading financial instruments accounted for at fair value totaled $66 million in FY12 Q1-Q2 (net gains of $246 million in FY11 Q1-Q2), and grants to IDA totaled $330 million in FY12 Q1-Q2 ($600 million in FY11 Q1-Q2), IFC reported net income (in accordance with US GAAP) of $213 million in FY12 Q1-Q2 ($645 million in FY11 Q1-Q2).

THREE MONTHS ENDED DECEMBER 31, 2011

IFC reported a loss before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $185 million in the three months ended December 31, 2011 (FY12 Q2), as compared to income of $569 million in the three months ended December 31, 2010 (FY11 Q2).

The decline in performance resulting in a loss before net gains and losses on other non-trading financial instruments and grants to IDA in FY12 Q2 when compared to FY11 Q2 was principally as a result of: (i) higher other-than-temporary impairment losses on equity investments; (ii) lower realized capital gains on equity sales; (iii) higher unrealized losses on loans and equity investments accounted for at fair value in net income; (iv) lower gains on non-monetary exchanges; (v) lower returns on liquid asset portfolio; (vi) higher provision for losses on loans and guarantees; and (vii) higher administrative expenses; partially offset by (i) lower charges on borrowings; and (ii) higher foreign currency transaction gains.

Net losses on other non-trading financial instruments accounted for at fair value totaled $17 million in FY12 Q2 (net gains of $280 million in FY11 Q2), and grants to IDA totaled $330 million in FY12 Q2 ($600 million in FY11 Q2), IFC reported a net loss (in accordance with US GAAP) of $532 million in FY12 Q2 (net income of $249 million in FY11 Q2).

IFC's financial performance is detailed more fully in Section V - Results of Operations.

Financial ratios[1]

The table below presents selected financial ratios as of and for the six months ended December 31, 2011 and the year ended June 30, 2011 (FY11):

	December 31, 2011	June 30, 2011
Return on average assets (%) (US GAAP-basis)	0.6	2.4
Return on average capital (%) (US GAAP-basis)	2.1	8.2
Deployable strategic capital (%)	12	10
External funding liquidity level (%)	391	266
Debt to equity ratio	2.7:1	2.6:1
Cash and liquid investments as a percentage of next three years' estimated net cash requirements (%)	79	83

IFC's leverage ratio was 2.7:1, well within the maximum of 4:1. The externally funded liquidity ratio was 391%, above the required minimum of 65% and IFC's overall liquidity as a percentage of the next 3 years' estimated net cash needs stood at 79%, above the minimum requirement of 45%.

II. CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

IFC emphasizes five strategic priorities:

- strengthening the focus on frontier markets
- addressing climate change and ensuring environmental and social sustainability
- addressing constraints to private sector growth in infrastructure, health, education, and the food-supply chain
- developing local financial markets
- building long-term client relationships in emerging markets

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized. IFC's strategic priorities are aligned to advance the World Bank Group's global priorities.

IFC has three main business lines: Investment Services, Advisory Services, and Asset Management.

INVESTMENT SERVICES

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients and develops financial tools that enable companies to manage risk and broaden their access to foreign and domestic capital markets. Investment services product lines include: loans, equity investments, guarantees, trade finance, loan participations, structured finance, and client risk management services.

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures.

ADVISORY SERVICES

Advisory services are a critical tool for extending IFC's reach and expanding IFC's impact. Advisory services contribute significantly to IFC's additionality by improving the business-enabling environment for the private sector as well as the capabilities of private firms and service providers. IFC provides such services to promote sustainable private sector investment in developing countries. Through this work, which is funded in partnership with governments and other donors, IFC contributes to development where opportunities for development may be limited.

IFC's advisory services are organized into four business lines:

- Access to finance: to help increase the availability and affordability of financial services, particularly for micro, small, and medium enterprises.
- Investment climate: to help governments implement reforms that improve the business environment and help encourage and retain investment.
- Public-private partnerships: to advise governments on structuring public-private partnerships in infrastructure and other public services.
- Sustainable business: to support the development of markets that are sustainable and work for all members of society.

ASSET MANAGEMENT COMPANY

AMC, a wholly-owned subsidiary of IFC, finds investors for and manages third-party funds for investment in developing and frontier markets. AMC serves as the fund manager of private funds targeted at large institutional investors. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At December 31, 2011, AMC managed four funds, with more than $4.1 billion under management: the IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund); the IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund); the IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund); and the Africa Capitalization Fund, Ltd. (the Africa Capitalization Fund). The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are collectively referred to as the Capitalization Funds.

The Capitalization Funds, established in FY09, help strengthen systemically important banks in emerging markets.

The ALAC Fund was established in FY10. The ALAC fund co-invests with IFC or independently invests in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean.

The Africa Capitalization Fund was established in FY11 to capitalize systemically important commercial banking institutions in northern and Sub-Saharan Africa.

[1] Returns are annualized.

The activities of the funds managed by AMC at December 31, 2011 and 2010 can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Total
Assets under management at December 31, 2011	$ 1,275	$ 1,725	$ 1,000	$ 145	$ 4,145
From IFC	775	225	200	-	1,200
From other investors	500	1,500	800	145	2,945
For the six months ended December 31, 2011					
Fund Commitments to Investees:					
From IFC	7	27	9	-	43
From other investors	4	181	36	-	221
Disbursements from investors to Fund:					
From IFC	32	6	8	-	46
From other investors	21	36	34	5	96
Disbursements made by Fund ($millions)	48	38	37	3	126
Disbursements made by Fund (number)	3	1	3	1	8

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Total
Assets under management at December 31, 2010	$ 1,275	$ 1,725	$ 1,000	$ 55	$ 4,055
From IFC	775	225	200	-	1,200
From other investors	500	1,500	800	55	2,855
For the six months ended December 31, 2010					
Fund Commitments to Investees:					
From IFC	-	-	11	-	11
From other investors	-	-	45	-	45
Disbursements from investors to Fund:					
From IFC	36	-	13	-	49
From other investors	23	2	55	1	81
Disbursements made by Fund ($millions)	53	-	60	-	113
Disbursements made by Fund (number)	1	-	3	-	4

INVESTMENT PROGRAM

COMMITMENTS

In FY12 Q1-Q2, total commitments were $7,724 million, compared with $8,211 million in FY11 Q1-Q2, of which IFC commitments totaled $5,879 million ($5,215 million - FY11 Q1-Q2) and Core Mobilization totaled $1,845 million ($2,996 million - FY11 Q1-Q2).

FY12 Q1-Q2 and FY11 Q1-Q2 total commitments comprised the following (US$ millions):

	FY12 Q1-Q2	FY11 Q1-Q2
Total commitments	**$ 7,724**	**$ 8,211**
IFC commitments[2]		
Loans	$ 2,187	$ 1,956
Equity investments	633	704
Guarantees:		
Global Trade Finance Program	2,849	2,130
Other	204	382
Client risk management	6	43
Total IFC commitments	**$ 5,879**	**$ 5,215**
Core Mobilization		
Loan participations, structured finance, parallel loans, sale of loans and other mobilization		
Loan participations (B-loans)	$ 994	$ 1,316
Parallel loans	497	652
Sales of loans and other mobilization	70	32
Total B-loans, structured finance, parallel loans and sales of loans and other mobilization	**$ 1,561**	**$ 2,000**
AMC		
Equity Capitalization Fund	$ 4	$ -
Sub-debt Capitalization Fund	181	-
ALAC Fund	36	45
Total AMC	**$ 221**	**$ 45**
Other initiatives		
Global Trade Liquidity Program	$ -	$ 924
Infrastructure Crisis Facility	63	27
Total other initiatives	**$ 63**	**$ 951**
Total Core Mobilization	**$ 1,845**	**$ 2,996**
Core Mobilization Ratio	**0.31**	**0.57**

CORE MOBILIZATION

Core Mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, and risk sharing facilities. In FY09, IFC launched AMC and a number of other initiatives, each with a formally approved core mobilization component, and revised its core mobilization resources definition accordingly to include these in the measure.

CORE MOBILIZATION RATIO

The core mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + sales of loans and other mobilization + non-IFC investment part of structured finance which meets core mobilization criteria + non-IFC commitments in initiatives + non-IFC investments committed in funds managed by AMC}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC commitments in new initiatives + IFC investments committed in funds managed by AMC)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of B-loans, parallel loans, sales of loans and other mobilization, the non-IFC portion of structured finance and the non-IFC commitments in initiatives, and the non-IFC investments committed in funds managed by AMC) $0.31 in FY12 Q1-Q2 ($0.57 in FY11 Q1-Q2).

[2] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

DISBURSEMENTS

IFC disbursed $3,907 million for its own account in FY12 Q1-Q2 ($3,423 million in FY11 Q1-Q2): $2,944 million of loans ($2,406 million in FY11 Q1-Q2), $694 million of equity investments ($846 million in FY11 Q1-Q2), and $269 million of debt securities ($171 million in FY11 Q1-Q2).

DISBURSED INVESTMENT PORTFOLIO

IFC's total disbursed investment portfolio was $29,113 million at December 31, 2011 ($28,731 million at June 30, 2011), comprising the disbursed loan portfolio of $20,364 million ($19,884 million at June 30, 2011), the disbursed equity portfolio of $6,729 million ($6,732 million at June 30, 2011), and the disbursed debt security portfolio of $2,020 million ($2,115 million at June 30, 2011).

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. Guarantees of $2,899 million were outstanding (i.e., not called) at December 31, 2011 ($2,932 million at June 30, 2011).

III. LIQUID ASSETS

IFC invests its liquid assets portfolio in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include Asset-Backed Securities (ABS) and Mortgage-Backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification in multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in six separate portfolios, internally named P0 through P4, and P7. All six portfolios are accounted for as trading portfolios.

The P7 portfolio was created in FY10, which contains the after-swap proceeds from variable-rate borrowings denominated and invested in Euros. The P7 portfolio was less than $10 million at December 31, 2011.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various sectors and countries. All positions are swapped back into US dollars.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

In addition to the six liquid asset portfolios, a P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At December 31, 2011, this portfolio contained short-term money market instruments denominated in Brazilian reais, Russian rubles, Polish zloty, Mexican pesos, Turkish lira and South African rand. The P6 portfolio totaled $0.7 billion at December 31, 2011 ($0.6 billion at June 30, 2011).

IV. FUNDING RESOURCES

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $7.8 billion during FY12 Q1-Q2 ($6.6 billion in FY11 Q1-Q2), largely because of anticipated growth in IFC's investment disbursements.

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC's mandate to help develop domestic capital markets can result in providing local currency funds for onlending to its clients rather than being swapped into US dollars. At December 31, 2011, $0.4 billion of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. francs were used for such purposes ($0.4 billion - June 30, 2011).

CAPITAL AND RETAINED EARNINGS

As of December 31, 2011, IFC's total capital as reported in IFC's condensed consolidated balance sheet amounted to $19.8 billion, as compared to $20.3 billion at June 30, 2011. At December 31, 2011, total capital comprised $2.4 billion of paid-in capital, substantially unchanged from June 30, 2011, $16.6 billion of retained earnings ($16.4 billion at June 30, 2011), and $0.8 billion of accumulated other comprehensive income ($1.5 billion at June 30, 2011).

As of December 31, 2011 and June 30, 2011, IFC's authorized capital was $2.45 billion, of which $2.37 billion was subscribed and paid in.

SELECTIVE CAPITAL INCREASE

On July 20, 2010, the Board of Directors recommended that the Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and the issuance of $200 million of shares (including $70 million of unallocated shares).

Currently the voting power of each IFC member is the sum of its Basic Votes, fixed at 250 votes per member, and its share votes, with one vote for each share of IFC stock held. At present, Basic Votes represent 1.88% of total IFC voting power. The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries (DTCs) and requiring an amendment to IFC's Articles of Agreement. Once the amendment to the Articles of Agreement becomes effective, the Basic Votes of each member shall be the number of votes that results from an equal distribution among all members of 5.55% of the aggregate sum of the voting power of all members.

The above is expected to result in a shift of the voting power to DTCs by 6.07% to 39.48%.

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (PBG) (year ended June 30, 2005), grants to IDA (year ended June 30, 2006 (FY06)), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board of Director-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board of Director-approved income-based formula and, beginning in FY08, on a principles-based Board of Director-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 4, 2011, IFC's Board of Directors approved a designation of $330 million of IFC's retained earnings for grants to IDA and $69 million for advisory services. On September 23, 2011, IFC's Board of Governors noted with approval these designations.

In FY12 Q2, IFC disbursed $330 million ($600 million in FY11 Q2) to IDA pursuant to the signing of the grant agreement. IFC recognized expenditures for advisory services and expenditures against other designated retained earnings totaling $17 million, compared to $77 million in FY11 Q1-Q2.

At December 31, 2011, retained earnings comprised $16,193 million of undesignated retained earnings ($16,032 million at June 30, 2011), $273 million of retained earnings designated for advisory services ($217 million at June 30, 2011), $51 million of retained earnings designated for PBG ($54 million at June 30, 2011), and $63 million of retained earnings designated for the Global Infrastructure Project Development Fund and IFC SME Ventures for IDA countries ($64 million at June 30, 2011).

At December 31, 2011 and June 30, 2011, retained earnings comprised the following (US$ millions):

	December 31, 2011	June 30, 2011
Undesignated retained earnings	**$ 16,193**	**$ 16,032**
Designated retained earnings:		
Advisory services	273	217
PBG	51	54
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	63	64
Total designated retained earnings	**$ 387**	**$ 335**
Total retained earnings	**$ 16,580**	**$ 16,367**

V. RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance.

The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from the equity investment portfolio	Performance of the equity portfolio (principally realized capital gains, dividends, equity impairment write-downs, gains on non-monetary exchanges and unrealized gains and losses on equity investments), which is driven in part by trends in emerging markets equity performance and timing of exits from IFC's equity investments.
Provisions for losses on loans and guarantees	Risk assessment of borrowers and actual and forecasted probability of default and loss given default.
Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets.
Grants to IDA	Level of Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions.

The following paragraphs detail significant variances between FY12 Q1-Q2 and FY11 Q1-Q2, and between FY12 Q2 and FY11 Q2, covering the periods included in IFC's FY12 Q1-Q2 Condensed Consolidated Financial Statements. Certain amounts in FY11 Q1-Q2 have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on net income or total assets.

NET INCOME

IFC reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $609 million in the six months ended December 31, 2011 (FY12 Q1-Q2), as compared to income of $999 million in the six months ended December 31, 2010 (FY11 Q1-Q2). The decline in income before net gains and losses on other non-trading financial instruments and grants to IDA in FY12 Q1-Q2 when compared to FY11 Q1-Q2 was principally as a result of: (i) higher other-than-temporary impairment losses on equity investments; (ii) higher unrealized losses on loans and equity investments accounted for at fair value in net income; (iii) lower gains on non-monetary exchanges; (iv) lower returns on liquid asset portfolio; (v) higher provision for losses on loans and guarantees; and (vi) higher administrative expenses; partially offset by (i) higher realized capital gains on equity investments; (ii) lower charges on borrowings; and (iii) higher foreign currency transaction gains.

Net losses on other non-trading financial instruments accounted for at fair value totaled $66 million in FY12 Q1-Q2 (net gains of $246 million in FY11 Q1-Q2), and grants to IDA totaled $330 million in FY12 Q1-Q2 ($600 million in FY11 Q1-Q2). IFC reported net income (in accordance with US GAAP) of $213 million in FY12 Q1-Q2 ($645 million in FY11 Q1-Q2).

Income from loans and guarantees
IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY12 Q1-Q2 totaled $402 million, compared with $423 million in FY11 Q1-Q2, a decrease of $21 million. Excluding the impact of fair value accounting on certain loans, interest income, commitment fees and other financial fees totaled $423 million in FY12 Q1-Q2, as compared to $391 million in FY11 Q1-Q2.

The disbursed loan portfolio grew by $953 million, from $19,411 million at December 31, 2010 to $20,364 million at December 31, 2011 ($19,884 million at June 30, 2011). The overall interest rate environment was slightly higher in FY12 Q1-Q2 than in FY11 Q1-Q2. The weighted average contractual interest rate on loans at December 31, 2011 was 4.8% (4.6% at June 30, 2011), as compared to 4.7% at December 31, 2010.

These factors resulted in $29 million higher interest income in FY12 Q1-Q2 than in FY11 Q1-Q2. Commitment fees and financial fees were $1 million higher than in FY11 Q1-Q2. Recoveries of interest on loans removed from non-accrual status, net of reversals of income on loans placed in nonaccrual status were $4 million lower than in FY11 Q1-Q2. Income from IFC's participation notes over and above minimum contractual interest and other income was $6 million higher than in FY11 Q1-Q2.

Unrealized losses on loans accounted for at fair value were $21 million in FY12 Q1-Q2, mainly due to widening of the CDS spreads, as compared to unrealized gains of $32 million in FY11 Q1-Q2.

Income from equity investments
Income from the equity investment portfolio decreased by $313 million, from $763 million in FY11 Q1-Q2 to $450 million in FY12 Q1-Q2.

IFC generated realized gains on equity investments, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY12 Q1-Q2 of $1,003 million, as compared with $283 million for FY11 Q1-Q2, an increase of $720 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, expiration of lock ups.

Total realized gains on equity investments are highly concentrated - in FY12 Q1-Q2, six investments generated individual capital gains in excess of $20 million for a total of $894 million, or 89%, of the FY12 Q1-Q2 gains, compared to three investments that generated individual capital gains in excess of $20 million for a total of $81 million, or 29%, of the FY11 Q1-Q2 gains.

Dividend income totaled $163 million in FY12 Q1-Q2, as compared with $151 million in FY11 Q1-Q2. Consistent with FY11 Q1-Q2, a significant amount of IFC's dividend income in FY12 Q1-Q2 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $31 million in FY12 Q1-Q2, as compared with $30 million in FY11 Q1-Q2.

Other-than-temporary impairment losses on equity investments in FY12 Q1-Q2 totaled $461 million, as compared to $63 million in FY11 Q1-Q2, an increase of $398 million, reflecting the overall deterioration in global equity markets.

Unrealized losses on equity investments that are accounted for at fair value through net income in FY12 Q1-Q2 totaled $253 million, as compared with gains of $205 million in FY11 Q1-Q2. Seven investments in equity funds accounted for $215 million of the unrealized losses in FY12 Q1-Q2. Individual investments in such Funds provided a significant component of the unrealized gains or losses.

Income from the equity investment portfolio decreased by $788 million, from $619 million in FY12 Q1 to a loss of $169 million in FY12 Q2.

Realized gains on equity investments totaled $31 million in FY12 Q2 as compared to $972 million in FY12 Q1. In FY12 Q1, six investments generated individual capital gains in excess of $20 million for a total of $894 million. In FY12 Q2 there were limited opportunities to realize further gains with no individual gains in excess of $20 million.

Other-than-temporary impairment losses on equity investments totaled $202 million in FY12 Q2, as compared to $259 million in FY12 Q1.

Unrealized losses on equity investments totaled $80 million in FY12 Q2, as compared with $173 million in FY12 Q1. Two investments accounted for $43 million of the unrealized losses in FY12 Q2 (six investments and $160 million in FY12 Q1).

Income from debt securities
Income from debt securities increased to $59 million in FY12 Q1-Q2 from $31 million in FY11 Q1-Q2, an increase of $28 million. The largest components of the increase were higher interest income ($34 million) and higher realized gains on debt securities ($2 million), in FY12 Q1-Q2 when compared with FY11 Q1-Q2 partially offset by other-than-temporary impairment losses of ($10 million).

Provision for losses on loans and guarantees
The quality of IFC's loan portfolio, as measured by country risk ratings and credit risk ratings was moderately lower at FY12 Q2-end when compared to FY11-end and FY12 Q1-end.

Non-performing loans decreased from $943 million (4.7%) of the disbursed loan portfolio at June 30, 2011 to $845 million (4.1%) at December 31, 2011.

IFC recorded a provision for losses on loans and guarantees of $11 million in FY12 Q1-Q2 (comprising: $43 million specific provisions on loans; $29 million release in portfolio provisions on loans; and $3 million release of provisions on guarantees) as compared to a release of provision for losses on loans and guarantees of $49 million in FY11 Q1-Q2 (comprising: $19 million release of specific provisions on loans; $34 million release in portfolio provisions on loans; and $4 million of provisions on guarantees). On December 31, 2011, IFC's total reserves against losses on loans were 6.4% of the disbursed loan portfolio (6.6% at June 30, 2011).

Specific reserves against losses on loans at December 31, 2011 of $424 million ($382 million at June 30, 2011) are held against impaired loans of $875 million ($918 million at June 30, 2011), a coverage ratio of 48% (42% at June 30, 2011). Loan modifications during the six months ended December 31, 2011 considered troubled debt restructurings were not significant.

IFC recorded a provision for losses for loans and guarantees of $69 million in FY12 Q2 (release of provision of $58 million in FY12 Q1).

Specific loan loss provisions totaled $51 million in FY12 Q2 ($8 million release in FY12 Q1) and portfolio loan loss provisions totaled $18 million in FY12 Q2 ($47 million release in FY12 Q1). One investment accounted for $30 million of the specific provisions for losses on loans in FY12 Q2. The portfolio provision in FY12 Q2 was largely as a result of a $425 million overall increase in the unimpaired loan portfolio balance.

Income from liquid asset trading activities

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $24.5 billion at June 30, 2011, to $28.0 billion at December 31, 2011. At December 31, 2011, the liquid asset portfolio is more heavily invested in short term cash or near cash investments than at June 30, 2011.

Net losses from liquid asset trading activities totaled $5 million in FY12 Q1-Q2 ($251 million income in FY11 Q1-Q2).

In addition to $227 million of interest income, net of foreign currency transaction losses, the portfolio of ABS and MBS showed fair value losses totaling $77 million in FY12 Q1-Q2. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $155 million of losses in FY12 Q1-Q2.

At December 31, 2011, trading securities with a fair value of $147 million are classified as Level 3 securities ($210 million on June 30, 2011).

The P1 portfolio generated a loss of $42 million in FY12 Q1-Q2, or negative return of 0.28%. In FY11 Q1-Q2, the P1 portfolio generated a return of $156 million, or 1.20%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $3 million in FY12 Q1-Q2, or 0.51%, $1 million lower than the $4 million, or 0.58% return in FY11 Q1-Q2.

The P2 and externally managed P4 portfolios returned $22 million, or 0.42%, and $7 million, or 1.17% in FY12 Q1-Q2, respectively, as compared to $84 million, or 1.43% and $4 million, or 0.74% in FY11 Q1-Q2.

IFC's P0 portfolio earned $6 million in FY12 Q1-Q2, a total return of 0.30%, as compared to $2 million, a total return of 0.23% in FY11 Q1-Q2. The P7 portfolio generated a loss of $1 million, or 0.75% in FY12 Q1-Q2 as compared to $1 million, or 0.25% in FY11 Q1-Q2

Income from liquid asset trading activities totaled $24 million in FY12 Q2 as compared with a loss of $29 million in FY12 Q1. While IFC has reduced risk in the liquid asset portfolio in recent quarters, the performance in FY12 Q2 has been negatively affected by adverse market movements although diversification has helped to mitigate the overall financial impact of such movements.

Charges on borrowings

IFC's charges on borrowings decreased by $18 million, from $83 million in FY11 Q1-Q2 to $65 million in FY12 Q1-Q2, which is largely attributable to shorter average maturities in FY12 Q1-Q2 when compared to FY11 Q1-Q2 and a lower cost of the global bond issued in FY12 Q1.

Other income

Other income of $226 million for FY12 Q1-Q2 was $139 million higher than in FY11 Q1-Q2 ($87 million). Other income in FY12 Q1-Q2 includes income from the P6 local currency liquidity portfolio of $23 million ($19 million in FY11 Q1-Q2), management fees and service fee reimbursements from AMC of $14 million ($13 million in FY11 Q1-Q2) and income from advisory services of $144 million ($0 in FY11 Q1-Q2).

Other expenses

Administrative expenses (the principal component of other expenses) increased by $50 million from $340 million in FY11 Q1-Q2 to $390 million in FY12 Q1-Q2. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($12 million in FY12 Q1-Q2, as compared with $11 million in FY11 Q1-Q2). IFC recorded an expense from pension and other postretirement benefit plans in FY12 Q1-Q2 of $48 million, as compared with $54 million in FY11 Q1-Q2, a decrease driven by actuarial assumptions. Advisory services expenses totaled $99 million ($72 million in FY11 Q1-Q2).

Net gains and losses on other non-trading financial instruments

As discussed in more detail in Note A to IFC's FY12 Q1-Q2 Condensed Consolidated Financial Statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of the Fair Value Option, would be required to be accounted for under the equity method. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value.

	FY12 Q1-Q2	FY11 Q1-Q2
Realized gains on derivatives associated with investments	$ 10	$ 15
Non-monetary gains on derivatives associated with investments	10	12
Unrealized losses on derivatives associated with investments	(15)	(14)
Unrealized (losses) gains on market borrowings and associated derivatives, net	(71)	233
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$ (66)**	**$ 246**

Changes in the fair value of IFC's market borrowings and associated derivatives, net includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY11, the interest rate structure reached a bottom during the second quarter of the year and interest rates remained stable at low levels subsequently. Credit spreads were little changed throughout FY11 at around LIBOR flat for IFC's benchmark US$ global bond offerings. In FY12 Q1-Q2, credit spreads remained relatively stable and improved to around LIBOR minus 10 basis points for IFC's benchmark 5 year US$ issues from the levels prevailing six months earlier. IFC reported unrealized losses on market borrowings and associated derivatives in FY12 Q1-Q2 of $71 million, compared to unrealized gains of $233 million in FY11 Q1-Q2.

IFC reported net gains on derivatives associated with investments (principally put options, stock options, conversion features, warrants and loan hedging swaps) of $5 million in FY12 Q1-Q2 (net gains of $13 million in FY11 Q1-Q2). Gains and losses are highly concentrated, with five derivatives accounting for $116 million of gains and five derivatives accounting for $43 million of losses in FY12 Q1-Q2.

Grants to IDA

On August 4, 2011, IFC's Board of Directors approved a designation of $330 million of IFC's retained earnings for grants to IDA. On September 23, 2011, IFC's Board of Governors noted with approval the designations approved by IFC's Board of Directors on August 4, 2011. In FY12 Q2, IFC disbursed $330 million ($600 million in FY11 Q2) to IDA pursuant to the signing of the grant agreement.

Other comprehensive income

Unrealized gains and losses on equity investments and debt securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows (US$ millions):

	FY12 Q1-Q2	FY11 Q1-Q2
Net unrealized gains and losses on equity investments arising during the period:		
Unrealized gains	$ 115	$ 813
Unrealized losses	(822)	(87)
Reclassification adjustment for realized gains and impairment write-downs included in net income	239	(161)
Net unrealized gains and losses on equity investments	**$ (468)**	**$ 565**
Net unrealized gains and losses on debt securities arising during the period:		
Unrealized gains	$ 17	$ 136
Unrealized losses	(287)	(15)
Reclassification adjustment for realized gains and impairment write-downs included in net income	7	5
Net unrealized gains and losses on debt securities	**$ (263)**	**$ 126**
Total net unrealized gains and losses on equity investments and debt securities	**$ (731)**	**$ 691**

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2011

Contents

	Page
Condensed consolidated balance sheets	14
Condensed consolidated income statements	15
Condensed consolidated statements of comprehensive income	16
Condensed consolidated statements of changes in capital	17
Condensed consolidated statements of cash flows	18
Notes to condensed consolidated financial statements	20
Report of Independent Accountants	60

CONDENSED CONSOLIDATED BALANCE SHEETS

as of December 31, 2011 (unaudited) and June 30, 2011 (unaudited)

(US$ millions)

	December 31	June 30
Assets		
Cash and due from banks	$ 1,404	$ 642
Time deposits	6,151	4,825
Trading securities - Notes C and K	26,535	24,761
Securities purchased under resale agreements	755	1,549
Investments - Notes B, D, E, F, G, K and M		
Loans ($626 - December 31, 2011 and $637 - June 30, 2011 at fair value; $60 - December 31, 2011 and $87 - June 30, 2011 at lower of cost or fair value) (net of reserves against losses of $1,295 - December 31, 2011 and $1,307 - June 30, 2011) - Notes D, E and K	18,930	18,455
Equity investments ($5,908 - December 31, 2011 and $6,565 - June 30, 2011 at fair value) - Notes B, D, G and K	8,615	9,313
Debt securities - Notes D, F and K	2,025	2,166
Total investments	29,570	29,934
Derivative assets - Notes J and K	4,899	4,177
Receivables and other assets	3,111	2,602
Total assets	**$ 72,425**	**$ 68,490**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,100	$ 5,787
Borrowings outstanding - Note K		
From market sources at amortized cost	1,728	1,880
From market sources at fair value	40,860	36,281
From International Bank for Reconstruction and Development at amortized cost	46	50
Total borrowings	42,634	38,211
Derivative liabilities - Notes J and K	1,497	1,757
Payables and other liabilities	2,424	2,456
Total liabilities	52,655	48,211
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each Subscribed and paid-in	2,370	2,369
Accumulated other comprehensive income - Note H	820	1,543
Retained earnings - Note H	16,580	16,367
Total capital	19,770	20,279
Total liabilities and capital	**$ 72,425**	**$ 68,490**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three and six months ended December 31, 2011 (unaudited) and December 31, 2010 (unaudited)

(US$ millions)

	Three months ended December 31, 2011	Three months ended December 31, 2010	Six months ended December 31, 2011	Six months ended December 31, 2010
Income from investments				
Income from loans and guarantees - Note E	$ 218	$ 220	$ 402	$ 423
(Provision) release of provision for losses on loans and guarantees - Note E	(69)	11	(11)	49
Income (loss) from equity investments - Note G	(169)	472	450	763
Income from debt securities - Note F	45	19	59	31
Total income from investments	**25**	**722**	**900**	**1,266**
(Loss) income from liquid asset trading activities - Note C	24	80	(5)	251
Charges on borrowings	(36)	(40)	(65)	(83)
Income from investments and liquid asset trading activities, after charges on borrowings	**13**	**762**	**830**	**1,434**
Other income				
Service fees	12	19	25	33
Advisory services income	53	-	144	-
Other	30	26	57	54
Total other income	**95**	**45**	**226**	**87**
Other expenses				
Administrative expenses	(197)	(171)	(390)	(340)
Advisory services expenses	(73)	(11)	(99)	(72)
Expense from pension and other postretirement benefit plans - Note O	(24)	(27)	(48)	(54)
Other	(6)	(7)	(11)	(11)
Total other expenses	**(300)**	**(216)**	**(548)**	**(477)**
Foreign currency transaction gains (losses) on non-trading activities	7	(22)	101	(45)
Income (loss) before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**(185)**	**569**	**609**	**999**
Net gains and losses on other non-trading financial instruments accounted for at fair value - Note I				
Realized gains	10	-	10	15
Gains on non-monetary exchanges	10	7	10	12
Unrealized (losses) gains	(37)	273	(86)	219
Total net (losses) gains on other non-trading financial instruments accounted for at fair value	**(17)**	**280**	**(66)**	**246**
Income (loss) before grants to IDA	**(202)**	**849**	**543**	**1,245**
Grants to IDA - Note H	(330)	(600)	(330)	(600)
Net income	**$ (532)**	**$ 249**	**$ 213**	**$ 645**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and six months ended December 31, 2011 (unaudited) and December 31, 2010 (unaudited)

(US$ millions)

	Three months ended December 31, 2011	Three months ended December 31, 2010	Six months ended December 31, 2011	Six months ended December 31, 2010
Net income (loss)	**$ (532)**	**$ 249**	**$ 213**	**$ 645**
Other comprehensive (loss) income				
Net unrealized (losses) gains on debt securities arising during the period	(7)	76	(270)	121
(Less) add: reclassification adjustment for realized (gains) losses included in net income	-	-	(2)	3
Less: reclassification adjustment for gains on non-monetary exchanges included in net income	-	-	(1)	-
Add: reclassification adjustment for impairment write-downs included in net income	5	2	10	2
Net unrealized (losses) gains on debt securities	**(2)**	**78**	**(263)**	**126**
Net unrealized (losses) gains on equity investments arising during the period	(103)	255	(707)	726
Less: reclassification adjustment for realized gains included in net income	(9)	(171)	(99)	(193)
Add: reclassification adjustment for impairment write-downs included in net income	137	14	338	32
Net unrealized (losses) gains on equity investments	**25**	**98**	**(468)**	**565**
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	4	7	8	15
Total other comprehensive (loss) income	**27**	**183**	**(723)**	**706**
Total comprehensive (loss) income	**$ (505)**	**$ 432**	**$ (510)**	**$ 1,351**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the six months ended December 31, 2011 (unaudited) and December 31, 2010 (unaudited)

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income - Note H	Capital stock[†]	Total capital
At June 30, 2011	**$ 16,032**	**$ 335**	**$ 16,367**	**$ 1,543**	**$ 2,369**	**$ 20,279**
Six months ended December 31, 2011						
Net income	213		213			213
Other comprehensive (loss) income				(723)		(723)
Payments received for capital stock subscribed - Note H					1	1
Designations of retained earnings - Note H	(399)	399	-			-
Expenditures against designated retained earnings - Note H	347	(347)	-			-
At December 31, 2011	**$ 16,193**	**$ 387**	**$ 16,580**	**$ 820**	**$ 2,370**	**$ 19,770**
At June 30, 2010	**$ 14,307**	**$ 481**	**$ 14,788**	**$ 1,202**	**$ 2,369**	**$ 18,359**
Six months ended December 31, 2010						
Net income	645		645			645
Other comprehensive income				706		706
Designations of retained earnings - Note H	(610)	610	-			-
Expenditures against designated retained earnings - Note H	677	(677)	-			-
At December 31, 2010	**$ 15,019**	**$ 414**	**$ 15,433**	**$ 1,908**	**$ 2,369**	**$ 19,710**

[†] Capital stock includes payments received on account of pending subscriptions.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the six months ended December 31, 2011 (unaudited) and December 31, 2010 (unaudited)

(US$ millions)

	2011	2010
Cash flows from investing activities		
Loan disbursements	$ (2,944)	$ (2,406)
Investments in equity securities	(694)	(846)
Investments in debt securities	(269)	(171)
Loan repayments	1,874	1,412
Debt securities repayments	177	46
Proceeds from sales of loans	-	2
Proceeds from sales of equity investments	1,230	549
Proceeds from sales of debt securities	15	11
Net cash used in investing activities	**(611)**	**(1,403)**
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	7,695	6,299
Retirement	(2,772)	(2,499)
Medium and long-term borrowings related derivatives, net	138	241
Short-term borrowings, net	(252)	100
Capital Subscriptions	1	-
Net cash provided by financing activities	**4,810**	**4,141**
Cash flows from operating activities		
Net income	213	645
Adjustments to reconcile net income to net cash used in operating activities:		
Realized gains on debt securities and gains on non-monetary exchanges	(3)	(1)
Realized gains on equity investments and gains on non-monetary exchanges	(1,002)	(477)
Unrealized losses (gains) on loans accounted for at fair value under the Fair Value Option	21	(32)
Unrealized gains on debt securities accounted for at fair value under the Fair Value Option	(27)	(9)
Unrealized losses (gains) on equity investments accounted for at fair value under the Fair Value Option	253	(205)
Provision (release of provision) for losses on loans and guarantees	11	(49)
Other-than-temporary impairment losses on debt securities	10	2
Other-than-temporary impairment losses on equity investments	461	63
Net discounts paid on retirement of borrowings	(1)	(2)
Net realized gains on extinguishment of borrowings	(9)	(6)
Foreign currency transaction (gains) losses on non-trading activities	(101)	45
Net losses (gains) on other non-trading financial instruments accounted for at fair value	66	(246)
Change in accrued income on loans, time deposits and securities	(19)	(24)
Change in payables and other liabilities	1,362	(192)
Change in receivables and other assets	(1,025)	553
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(1,428)	(2,401)
Net cash used in operating activities	**(1,218)**	**(2,336)**
Change in cash and cash equivalents	2,981	402
Effect of exchange rate changes on cash and cash equivalents	(893)	199
Net change in cash and cash equivalents	2,088	601
Beginning cash and cash equivalents	5,467	5,963
Ending cash and cash equivalents	**$ 7,555**	**$ 6,564**
Composition of cash and cash equivalents		
Cash and due from banks	$ 1,404	$ 1,297
Time deposits	6,151	5,267
Total cash and cash equivalents	**$ 7,555**	**$ 6,564**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the six months ended December 31, 2011 (unaudited) and December 31, 2010 (unaudited)

(US$ millions)

	2011	2010
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ (574)	$ 312
Debt securities	(164)	97
Loan and debt security-related currency swaps	755	(378)
Borrowings	1,129	(1,797)
Borrowing-related currency swaps	(1,127)	1,773
Client risk management-related currency swaps	-	(3)
Charges on borrowings paid, net	$ 43	$ 55
Non-cash item:		
Loan and debt securities conversion to equity, net	$ 15	$ 60

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Condensed Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). The results as of and for the three and six months ended December 31, 2011 are not indicative of the results that may be expected for the full year ending June 30, 2012. In the opinion of management, the Condensed Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC's financial position and results of operation.

Condensed Consolidated Financial Statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Advisory services – Beginning July 1, 2011, IFC adopted a new reporting basis for funds received from donors for IFC's advisory services business and reported advisory services business as a separate segment. See Notes L and N. Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration recognized as income when earned.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

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The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption of ASC 820 and subsequently entered into:

i) investees in which IFC has significant influence:
  a) direct investments in securities and other financial interests (e.g. loans);
  b) investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;

ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;

iii) certain hybrid instruments in the investment portfolio; and

iv) all market borrowings, except for such borrowings having no associated derivative instruments.

Beginning July 1, 2010, IFC has elected the Fair Value Option for all new equity interests in funds.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create an economic hedge. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds' net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, *Financial Services - Investment Companies.* If the NAV is not as of IFC's measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at December 31, 2011 and June 30, 2011. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and they meet the definition of a derivative, and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC's entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments and investments in LLPs and LLCs that maintain ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and, beginning July 1, 2010, all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment.

IFC's investments in certain private equity funds in which IFC is deemed to have a controlling financial interest ,as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

Profit participations received on equity investments are recorded when received in freely convertible currencies. Dividends received on equity investments through June 30, 2011 were recorded as income when received in freely convertible currencies. Beginning July 1, 2011, dividends on listed equity investments are recorded on the ex dividend date - dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and, through June 30, 2011, were recorded as income in income from equity investments when received in freely convertible currencies. Beginning July 1, 2011, realized gains on listed equity investments are recorded upon trade date - realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on nonmonetary exchanges - Nonmonetary transactions typically arise through: (1) the exchange of nonmonetary assets by exercising a conversion option that results in the exchange of one financial instrument (i.e., loan, equity, or debt security) for another financial instrument (i.e., debt securities or equity shares); or (2) a nonreciprocal transfer where IFC receives a nonmonetary asset for which no assets are relinquished in exchange. Generally, accounting for exchanges of nonmonetary assets should be based on the fair values of the assets involved. Thus, the amount initially recorded for a nonmonetary asset received in exchange for another nonmonetary asset is the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset surrendered (immediately prior to the exchange transaction) is recorded as a gain or loss on non-monetary exchanges in the income statement.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Impairment of debt securities – In determining whether an unrealized loss on debt securities is temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients which are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – The Variable Interest Entities Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), defines certain variable interest entities and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE.

An entity is subject to the ASC 810 VIE Subsections and is a variable interest entity if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

Except as noted in the following paragraph, IFC consolidates a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

IFC consolidates certain VIEs if it will absorb a majority of a VIE's expected losses or expected residual returns. Such VIEs are entities that (1) have all the attributes of an investment company as specified in the ASC or for which it is industry practice to account for their assets at fair value through earnings, (2) IFC does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) are not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Recently adopted accounting standards – In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor may account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which was the year ended June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 166 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. SFAS No. 166 is now ASC Topic 860, *Transfers and Servicing*.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which was the year ended June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 167 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. The provisions of SFAS No. 167 are included in the VIE Subsections of ASC 810.

In December 2009, the FASB issued ASU No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (ASU 2009-16) and ASU No. 2009-17, Consolidations (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASU 2009-17). ASU 2009-16 and ASU 2009-17 formally update the ASC for the provisions of SFAS No. 166 and SFAS No. 167, respectively.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06)*. ASU 2010-06 amends ASC 820 to require new disclosures for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after December15, 2009 (which was the three months ended March 31, 2010 for IFC) except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which was effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. IFC adopted the requirements of ASC 2010-06 for the three months ended March 31, 2010 (including the requirement to provide Level 3 activity) without a material impact on IFC's financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU No. 2010-10, *Consolidation (Topic 810): Amendments for Certain Investment Funds* (ASU 2010-10) and in March 2010 issued ASU 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives* (ASU 2010-11).

ASU 2010-10 defers application of SFAS No. 167 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the ASC or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after November 15, 2009 (which was the year ended June 30, 2011 for IFC). IFC adopted the provisions of ASU 2010-10 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-11 addresses application of the scope exception for certain embedded credit derivatives contained in ASC 815-15-15-8 and 15-9 and is effective on the first day of the first fiscal quarter beginning after June 15, 2010 (which was the three months ended September 30, 2010, for IFC). IFC adopted the provisions of ASU 2010-11 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* (ASU 2010-20). ASU 2010-20 amends ASC Topic 310 by requiring additional disaggregated disclosures about the credit quality of an entity's financing receivables (loans) and its allowance for credit losses. The objective of the new disclosures is to improve the financial statement user's understanding of (1) the nature of an entity's credit risks associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as the changes in the allowance and the reasons for those changes. The new disclosures that relate to information as of the end of a reporting period are effective for the first interim or annual reporting period ending on or after December 15, 2010 (which was the three months ended December 31, 2010 for IFC). The new disclosures that include information for activity that occurs during a reporting period will be effective for the first interim or annual periods beginning after December 15, 2010 (which was the three months ended March 31, 2011 for IFC). IFC has provided those disclosures in the Notes to these Condensed Consolidated Financial Statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In January 2011, the FASB issued ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20* (ASU 2011-01). ASU 2011-01 amends ASC Topic 310 and ASU 2010-20 to defer indefinitely the effective date of the disclosures required by ASU 2010-20 pertaining to troubled debt restructurings. The original effective date for those disclosures was for the first interim or annual period beginning after December 15, 2010 (which was the three months ended March 31, 2011 for IFC).

In April 2011, the FASB issued ASU 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring* (ASU 2011-02). ASU 2011-02 provides additional guidance clarifying when the restructuring of a loan should be considered a *troubled* debt restructuring, including determining whether the lender has granted a concession and whether the borrower is experiencing financial difficulty. The ASU also reestablishes an effective date for ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings. ASU 2011-02 is effective for interim and annual periods ending after June 15, 2011 (which was the three months ended September 30, 2011 for IFC) and applies retroactively to restructurings occurring on or after the beginning of the annual period of adoption (which was July 1, 2011 for IFC), IFC adopted the provisions of ASU 2011-02 for the three months ended September 30, 2011 without a material impact on IFC's financial position, operations or cash flows. ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings are effective for the first interim or annual period beginning after June 15, 2011 (which was the three months ended September 30, 2011 for IFC). IFC has provided those disclosures in the Notes to these Condensed Consolidated Financial Statements.

Accounting and financial reporting developments – In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care Education Reconciliation Act of 2010 (HCERA), became law (collectively, the "Act"). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. IFC is currently evaluating the impact of the Act.

In April 2011, the FASB also issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* (ASU 2011-03). ASU 2011-03 amends ASC Topic 860, *Transfers and Servicing*, to remove from the assessment of whether a transferor of a financial asset has given up effective control of that asset (1) the criterion requiring the transferor to have the ability to repurchase or redeem transferred financial assets on substantially the agreed terms, even in the event of a default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. ASU 2011-03 is effective prospectively for transactions, or modifications of existing transactions, that occur in or after the first interim or annual period beginning after December 15, 2011 (which is the three months ending March 31, 2012 for IFC). IFC is currently evaluating the impact of ASU 2011-03.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 is largely consistent with current fair value measurements principles in U.S. GAAP, expands ASC 820's existing disclosure requirements and makes other amendments, many of which are made to eliminate unnecessary wording differences between U.S. GAAP and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 (which is the three months ending March 31, 2012 for IFC). ASU 2011-04 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05). ASU 2011-05 revises the manner in which entities must present comprehensive income in their financial statements by requiring either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements of income and comprehensive income, respectively. ASU 2011-05 does not change the items that must be reported in other comprehensive income, does not require any additional disclosures and is effective for fiscal years ending after December 15, 2011 (which is the year ending June 30, 2012 for IFC) and interim and annual periods thereafter. IFC currently presents two separate but consecutive condensed consolidated statements of income and comprehensive income, respectively. In addition, ASU 2011-05 requires the presentation of reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income and the statement in which other comprehensive income are presented. ASU 2011-05 is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2011 (which is the year ending June 30, 2013 for IFC).

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* (ASU 2011-11), and ASU 2011-12, *Deferral of the Effective date for Amendments to the Presentation of reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* (ASU 2011-12).

ASU 2011-11 contains new disclosure requirements regarding the reporting entity's rights of setoff and related arrangements associated with its financial instruments and derivatives. The new disclosures will also provide information about both gross and net exposures. ASU 2011-11 is effective for annual reporting periods, and interim periods within those annual periods, beginning on or after January 1, 2013 (which is the year ending June 30, 2014 for IFC), and must be applied retroactively.

ASU 2011-12 defers indefinitely those portions of ASU 2011-05 which require the presentation of reclassification adjustments out of accumulated other comprehensive income by component in both the statement if which net income and the statement in which other comprehensive income are presented.

In addition, during the six months ended December 31, 2011, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC)

IFC has established a wholly owned subsidiary, AMC, to mobilize capital from outside IFC's traditional investor pool and to manage third-party capital. AMC is consolidated into IFC's financial statements. At December 31, 2011, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2011).

At December 31, 2011, AMC managed four funds (collectively referred to as the AMC Funds):
- IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund);
- IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund);
- IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund); and
- Africa Capitalization Fund, Ltd. (the Africa Capitalization Fund).

IFC is a limited partner of the Equity Capitalization Fund and the Sub-Debt Capitalization Fund, and IFC Founder Partner LLC, a wholly owned subsidiary of IFC, is a limited partner of the ALAC Fund. IFC accounts for these limited partner interests at fair value under the Fair Value Option. IFC has no direct financial interest in the Africa Capitalization Fund.

In addition, wholly owned subsidiaries of AMC have general partnership interests in the Equity Capitalization Fund, the Sub-Debt Capitalization Fund and the ALAC Fund. These general partnerships are ultimately consolidated into IFC's financial statements but are immaterial individually and in the aggregate to IFC's Condensed Consolidated Financial Statements. The Africa Capitalization Fund is a limited liability company and AMC is its manager.

As a result of the consolidation of AMC, IFC's condensed consolidated balance sheet at December 31, 2011 includes $15 million in cash, receivables and other assets ($18 million - June 30, 2011), less than $0.5 million in equity investments (less than $0.5 million - June 30, 2011) and $1 million in payables and other liabilities (less than $0.5 million - June 30, 2011).

Other income in IFC's condensed consolidated income statement includes $9 million during the three months ended December 31, 2011 ($6 million - three months ended December 31, 2010) and $14 million during the six months ended December 31, 2011 ($13 million - six months ended December 31, 2010) and other expenses includes $2 million during the three months ended December 31, 2011 ($1 million - three months ended December 31, 2010) and $4 million during the six months ended December 31, 2011 ($2 million - six months ended December 31, 2010).

Consolidated VIEs

IFC has consolidated three VIEs into these Condensed Consolidated Financial Statements.

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. Hilal Sukuk Company is a VIE and has been consolidated into these Condensed Consolidated Financial Statements, albeit with no material impact.

The other two consolidated VIEs are in the collective investment vehicles sector in the Latin America and Caribbean region. As a result of their consolidation, IFC's condensed consolidated balance sheet at December 31, 2011 includes additional assets of $2 million in equity investments, receivables and other assets ($10 million - June 30, 2011), and additional liabilities of $1 million in payables and other liabilities ($3 million - June 30, 2011).

Related to the consolidation of these VIEs, other income includes $0 during the three months ended December 31, 2011 ($2 million - three months ended December 31, 2010) and $0 during the six months ended December 31, 2011 ($2 million - six months ended December 31, 2010). Other expenses include $2 million during the three months ended December 31, 2011 ($2 million - three months ended December 31, 2010) and $5 million during the six months ended December 31, 2011 ($3 million - six months ended December 31, 2010).

Other consolidated entities

Beginning July 1, 2010, IFC has consolidated three entities in the collective investment vehicles sector in the Asia and Sub-Saharan African regions into these Condensed Consolidated Financial Statements under the voting interest model. During the six months ended December 31, 2011, IFC disbursed $3 million to these entities. As of December 31, 2011, the total IFC's disbursed outstanding balance to these entities was $7 million. There has been no impact on IFC's condensed consolidated income statement for the three and six months ended December 31, 2011 or 2010.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from liquid asset trading activities for the three and six months ended December 31, 2011 and 2010 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2011	2010	2011	2010
Interest income	$ 123	$ 103	$ 235	$ 207
Net gains and losses on trading activities:				
Realized losses	(11)	(31)	(76)	(63)
Unrealized (losses) gains	(86)	22	(156)	127
Net (losses) gains on trading activities	(97)	(9)	(232)	64
Foreign currency transaction losses	(2)	(14)	(8)	(20)
Total (loss) income from liquid asset trading activities	**$ 24**	**$ 80**	**$ (5)**	**$ 251**

Net gains and losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $7 million and $77 million for the three and six months ended December 31, 2011 ($44 million gains and $112 million gains - three and six months ended December 31, 2010) and net losses on other trading securities of $90 million and $155 million for the three and six months ended December 31, 2011 ($53 million losses and $48 million losses - three and six months ended December 31, 2010).

NOTE D – INVESTMENTS

The carrying value of investments at December 31, 2011 and June 30, 2011 comprises (US$ millions):

	December 31, 2011	June 30, 2011
Loans		
Loans at amortized cost	$ 19,539	$ 19,038
Less: Reserve against losses on loans	(1,295)	(1,307)
Net loans	18,244	17,731
Loans held for sale at lower of amortized cost or fair value	60	87
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $606 - December 31, 2011, $596 - June 30, 2011)	626	637
Total Loans	**18,930**	**18,455**
Equity investments		
Equity investments at cost less impairment*	2,707	2,748
Equity investments accounted for at fair value as available-for-sale (cost $1,627- December 31, 2011, $1,824 - June 30, 2011)	2,853	3,484
Equity investments accounted for at fair value under the Fair Value Option (cost $2,339 - December 31, 2011, $2,112 - June 30, 2011)	3,055	3,081
Total equity investments	**8,615**	**9,313**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,817- December 31, 2011, $1,702 - June 30, 2011)	1,813	1,961
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $164 - December 31, 2011, $184 - June 30, 2011)	212	205
Total debt securities	**2,025**	**2,166**
Total carrying value of investments	**$ 29,570**	**$ 29,934**

* Equity investments at cost less impairment at December 31, 2011 includes unrealized gains of $2 million ($36 million at June 30, 2011) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair values are no longer available.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Income from loans and guarantees for the three and six months ended December 31, 2011 and 2010, comprise the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2011	2010	2011	2010
Interest income	$ 189	$ 183	$ 379	$ 348
Commitment fees	7	8	15	17
Other financial fees	14	14	29	26
Unrealized (losses) gains on loans accounted for under the Fair Value Option	8	15	(21)	32
Income from loans and guarantees	**$ 218**	**$ 220**	**$ 402**	**$ 423**

Reserves against losses on loans and reserve for guarantees

Changes in the reserve against losses on loans for the three and six months ended December 31, 2011 and December 31, 2010, as well as the related recorded investment in loans, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended December 31, 2011			Six months ended December 31, 2011		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 366	$ 860	$ 1,226	$ 382	$ 925	$ 1,307
Provision (release of provision) for losses on loans	51	18	69	43	(29)	14
Write-offs	(1)	-	(1)	(6)	-	(6)
Recoveries of previously written-off loans	-	-	-	1	-	1
Foreign currency transaction adjustments	-	(7)	(7)	(4)	(25)	(29)
Other adjustments*	8	-	8	8	-	8
Ending balance	**$ 424**	**$ 871**	**$ 1,295**	**$ 424**	**$ 871**	**$ 1,295**
Related recorded investment in loans evaluated for impairment**	$ 19,539	$ 18,664	$ 19,539	$ 19,539	$ 18,664	$ 19,539

	Three months ended December 31, 2010			Six months ended December 31, 2010		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 432	$ 901	$ 1,333	$ 432	$ 917	$ 1,349
(Release of) provision for losses on loans	(13)	1	(12)	(19)	(34)	(53)
Write-offs	(41)	-	(41)	(43)	-	(43)
Recoveries of previously written-off loans	-	-	-	1	-	1
Foreign currency transaction adjustments	-	(2)	(2)	7	17	24
Ending balance	**$ 378**	**$ 900**	**$ 1,278**	**$ 378**	**$ 900**	**$ 1,278**
Related recorded investment in loans evaluated for impairment**	$ 18,630	$ 17,766	$ 18,630	$ 18,630	$ 17,766	$ 18,630

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established

At December 31, 2011 the accumulated reserve for losses on guarantees, included in the condensed consolidated balance sheet in payables and other liabilities, was $21 million ($24 million - June 30, 2011). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

Provision for losses on loans and guarantees

The provision for losses on loans and guarantees in the condensed consolidated income statement for the three months ended December 31, 2011 includes no provision in respect of guarantees ($1 million provision - three months ended December 31, 2010) and a $3 million release of provision for the six months ended December 31, 2011 ($4 million provision - six months ended December 31, 2010).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Impaired loans

The average recorded investment during the six months ended December 31, 2011, in loans at amortized cost that are impaired was $862 million ($940 million - year ended June 30, 2011). The recorded investment in loans at amortized cost that are impaired at December 31, 2011 was $875 million ($918 million - June 30, 2011).

Loans at amortized cost that are impaired with specific reserves at December 31, 2011 and June 30, 2011 are summarized by industry sector and geographic region as follows (US$ millions):

	December 31, 2011				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 108	$ 115	$ 60	$ 110	$ -
Europe, Middle East and North Africa	437	446	214	440	7
Sub-Saharan Africa, Latin America and Caribbean	159	235	53	163	3
Total manufacturing, agribusiness and services	704	796	327	713	10
Financial markets					
Asia	23	25	5	16	1
Europe, Middle East and North Africa	24	30	13	27	1
Sub-Saharan Africa, Latin America and Caribbean	6	31	6	6	-
Total financial markets	53	86	24	49	2
Infrastructure and natural resources					
Asia	36	36	9	33	-
Europe, Middle East and North Africa	14	14	7	15	-
Sub-Saharan Africa, Latin America and Caribbean	68	68	57	52	1
Total infrastructure and natural resources	118	118	73	100	1
Total	$ 875	$ 1,000	$ 424	$ 862	$ 13

IFC had no impaired loans at December 31, 2011 with no specific reserves.

	June 30, 2011				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 132	$ 139	$ 57	$ 142	$ 3
Europe, Middle East and North Africa	466	475	189	466	13
Sub-Saharan Africa, Latin America and Caribbean	187	264	62	200	6
Total manufacturing, agribusiness and services	785	878	308	808	22
Financial markets					
Asia	28	30	6	30	3
Europe, Middle East and North Africa	21	27	13	21	1
Sub-Saharan Africa, Latin America and Caribbean	8	32	8	4	-
Total financial markets	57	89	27	55	4
Infrastructure and natural resources					
Asia	7	7	3	6	-
Europe, Middle East and North Africa	15	15	5	16	1
Sub-Saharan Africa, Latin America and Caribbean	54	54	39	55	1
Total infrastructure and natural resources	76	76	47	77	2
Total	$ 918	$ 1,043	$ 382	$ 940	$ 28

IFC had no impaired loans at June 30, 2011 with no specific reserves.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $845 million at December 31, 2011 ($943 million - June 30, 2011).

	Three months ended December 31,		Six months ended December 31,	
	2011	2010	2011	2010
Interest income not recognized on nonaccruing loans	$ 14	$ 8	$ 20	$ 27
Interest income recognized on loans in nonaccrual status, related to current and prior years, on a cash basis	6	4	8	12

The recorded investment in nonaccruing loans at amortized cost at December 31, 2011 and June 30, 2011 is summarized by industry sector and geographic region as follows (US$ millions):

	December 31, 2011			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 121	$ -	$ 7	$ 128
Europe, Middle East and North Africa	421	11	14	446
Sub-Saharan Africa, Latin America and Caribbean	103	-	52	155
Total disbursed loans at amortized cost	**$ 645**	**$ 11**	**$ 73**	**$ 729**

	June 30, 2011			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 100	$ 28	$ -	$ 128
Europe, Middle East and North Africa	462	6	13	481
Sub-Saharan Africa, Latin America and Caribbean	123	1	53	177
Total disbursed loans at amortized cost	**$ 685**	**$ 35**	**$ 66**	**$ 786**

The recorded investment in nonaccruing loans at fair value is $116 million at December 31, 2011 ($157 million at June 30, 2011).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	December 31, 2011					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ -	$ 111	$ 111	$ 1,827	$ 1,938
Europe, Middle East and North Africa	-	16	389	405	2,505	2,910
Sub-Saharan Africa, Latin America and Caribbean	8	-	92	100	1,812	1,912
Other	-	-	-	-	28	28
Total manufacturing, agribusiness and services	8	16	592	616	6,172	6,788
Financial markets						
Asia	-	-	-	-	980	980
Europe, Middle East and North Africa	-	-	5	5	2,835	2,840
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	1,602	1,602
Other	-	-	-	-	330	330
Total financial markets	-	-	5	5	5,747	5,752
Infrastructure and natural resources						
Asia	-	-	-	-	1,678	1,678
Europe, Middle East and North Africa	-	-	14	14	2,222	2,236
Sub-Saharan Africa, Latin America and Caribbean	-	-	41	41	3,033	3,074
Other	-	-	-	-	171	171
Total Infrastructure and natural resources	-	-	55	55	7,104	7,159
Total disbursed loans at amortized cost	**$ 8**	**$ 16**	**$ 652**	**$ 676**	**$ 19,023**	**$ 19,699**
Unamortized deferred loan origination fees, net and other						(123)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(37)
Recorded investment in loans at amortized cost						**$ 19,539**

At December 31, 2011, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	June 30, 2011					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ -	$ 90	$ 90	$ 1,870	$ 1,960
Europe, Middle East and North Africa	1	-	420	421	2,333	2,754
Sub-Saharan Africa, Latin America and Caribbean	-	33	83	116	1,801	1,917
Other	-	-	-	-	34	34
Total manufacturing, agribusiness and services	1	33	593	627	6,038	6,665
Financial markets						
Asia	-	-	28	28	1,041	1,069
Europe, Middle East and North Africa	-	-	6	6	2,993	2,999
Sub-Saharan Africa, Latin America and Caribbean	-	-	1	1	1,330	1,331
Other	-	-	-	-	339	339
Total financial markets	-	-	35	35	5,703	5,738
Infrastructure and natural resources						
Asia	-	-	-	-	1,596	1,596
Europe, Middle East and North Africa	-	-	14	14	2,085	2,099
Sub-Saharan Africa, Latin America and Caribbean	-	-	52	52	2,874	2,926
Other	-	-	-	-	177	177
Total Infrastructure and natural resources	-	-	66	66	6,732	6,798
Total disbursed loans at amortized cost	$ 1	$ 33	$ 694	$ 728	$ 18,473	$ 19,201
Unamortized deferred loan origination fees, net and other						(123)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(40)
Recorded investment in loans at amortized cost						$ 19,038

At June 30, 2011, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; weak management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of IFC's loans at amortized cost by credit quality indicator, updated effective December 31, 2011, and June 30, 2011, respectively, as well as by industry sector and geographic region follows (US$ millions):

	At December 31, 2011							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 504	$ 731	$ 463	$ 149	$ 83	$ 8	$ 1,938
Europe, Middle East and North Africa	-	298	1,098	885	230	285	114	2,910
Sub-Saharan Africa, Latin America and Caribbean	-	290	781	600	150	62	29	1,912
Other	-	-	28	-	-	-	-	28
Total manufacturing, agribusiness and services	-	1,092	2,638	1,948	529	430	151	6,788
Financial markets								
Asia	-	487	336	134	-	23	-	980
Europe, Middle East and North Africa	-	466	1,555	598	217	-	4	2,840
Sub-Saharan Africa, Latin America and Caribbean	-	299	1,117	165	11	10	-	1,602
Other	-	-	-	330	-	-	-	330
Total financial markets	-	1,252	3,008	1,227	228	33	4	5,752
Infrastructure and natural resources								
Asia	-	276	679	634	54	35	-	1,678
Europe, Middle East and North Africa	-	134	1,039	878	55	128	2	2,236
Sub-Saharan Africa, Latin America and Caribbean	-	292	1,333	1,274	97	28	50	3,074
Other	-	49	36	86	-	-	-	171
Total infrastructure and natural resources	-	751	3,087	2,872	206	191	52	7,159
Total disbursed loans at amortized cost	**$ -**	**$ 3,095**	**$ 8,733**	**$ 6,047**	**$ 963**	**$ 654**	**$ 207**	**$ 19,699**
Unamortized deferred loan origination fees, net and other								(123)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(37)
Recorded investment in loans at amortized cost								**$ 19,539**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	At June 30, 2011							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 490	$ 851	$ 438	$ 130	$ 43	$ 8	$ 1,960
Europe, Middle East and North Africa	-	305	664	1,208	143	280	154	2,754
Sub-Saharan Africa, Latin America and Caribbean Europe	-	311	814	512	177	68	35	1,917
Other	-	-	34	-	-	-	-	34
Total manufacturing, agribusiness and services	-	1,106	2,363	2,158	450	391	197	6,665
Financial markets								
Asia	-	682	287	72	-	28	-	1,069
Europe, Middle East and North Africa	-	520	1,570	617	287	-	5	2,999
Sub-Saharan Africa, Latin America and Caribbean	-	384	731	186	22	7	1	1,331
Other	-	9	-	330	-	-	-	339
Total financial markets	-	1,595	2,588	1,205	309	35	6	5,738
Infrastructure and natural resources								
Asia	-	309	959	315	6	7	-	1,596
Europe, Middle East and North Africa	-	111	968	831	174	12	3	2,099
Sub-Saharan Africa, Latin America and Caribbean	-	269	981	1,472	142	36	26	2,926
Other	-	53	74	50	-	-	-	177
Total infrastructure and natural resources	-	742	2,982	2,668	322	55	29	6,798
Total disbursed loans at amortized cost	**$ -**	**$ 3,443**	**$ 7,933**	**$ 6,031**	**$ 1,081**	**$ 481**	**$ 232**	**$19,201**
Unamortized deferred loan origination fees, net and other								(123)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(40)
Recorded investment in loans at amortized cost								**$19,038**

Loan modifications

Loan modifications during the three and six months ended December 31, 2011 considered troubled debt restructurings were not significant. There were no loans that defaulted during the three and six months ended December 31, 2011 that had been modified in a troubled debt restructuring within 12 months prior to the date of default.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at December 31, 2011 totaled $4,151 million ($4,081 million - June 30, 2011). Guarantees of $2,899 million that were outstanding (i.e., not called) at December 31, 2011 ($2,932 million - June 30, 2011), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES

Income from debt securities for the three and six months ended December 31, 2011 and 2010 comprises the following (US$ millions):

	Three months ended December 31, 2011	Three months ended December 31, 2010	Six months ended December 31, 2011	Six months ended December 31, 2010
Interest income	$ 20	$ 11	$ 34	$ 20
Realized gains (losses) on sales of debt securities	-	-	2	(3)
Gains on non-monetary exchanges	-	4	1	4
Dividends	5	1	5	3
Other-than-temporary impairment losses	(5)	(2)	(10)	(2)
Unrealized gains on debt securities accounted for at fair value under the Fair Value Option	25	5	27	9
Total income from debt securities	$ 45	$ 19	$ 59	$ 31

Debt securities accounted for as available-for-sale at December 31, 2011 and June 30, 2011 comprise (US$ millions):

	December 31, 2011				June 30, 2011			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities	$ 1,326	$ 41	$ (79)	$ 1,288	$ 1,306	$ 243	$ (47)	$ 1,502
Preferred shares	480	45	(11)	514	371	64	(1)	434
Asset-backed securities	8	-	-	8	22	-	-	22
Other debt securities	3	-	-	3	3	-	-	3
Total	$ 1,817	$ 86	$ (90)	$ 1,813	$ 1,702	$ 307	$ (48)	$ 1,961

Unrealized losses on debt securities accounted for as available-for-sale at December 31, 2011 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 274	$ (31)	$ 599	$ (48)	$ 873	$ (79)
Preferred shares	108	(11)	-	-	108	(11)
Total	$ 382	$ (42)	$ 599	$ (48)	$ 981	$ (90)

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2011 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 67	$ (2)	$ 830	$ (45)	$ 897	$ (47)
Preferred shares	3	(1)	-	-	3	(1)
Total	$ 70	$ (3)	$ 830	$ (45)	$ 900	$ (48)

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS

Income from equity investments for the three and six months ended December 31, 2011 and 2010 comprises the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2011	2010	2011	2010
Realized gains on equity sales, net	$ 31	$ 189	$ 1,003	$ 283
Unrealized (losses) gains on equity investments accounted for at fair value under the Fair Value Option	(80)	78	(253)	205
(Losses) gains on non-monetary exchanges	-	193	(1)	194
Dividends and profit participations	82	46	163	151
Other-than-temporary impairment losses:				
Equity investments at cost less impairment	(65)	(14)	(123)	(31)
Equity investments available-for-sale	(137)	(14)	(338)	(32)
Total other-than-temporary impairment losses	(202)	(28)	(461)	(63)
Custody, fees and other	-	(6)	(1)	(7)
Total income (loss) from equity investments	**$ (169)**	**$ 472**	**$ 450**	**$ 763**

Dividends and profit participations include $11 million for the three months ended December 31, 2011 ($15 million - three months ended December 31, 2010) and $27 million for the six months ended December 31, 2011 ($30 million - six months ended December 31, 2010) of receipts received in freely convertible cash, net of cash disbursements, in respect of equity investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds would be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $1,947 million as of December 31, 2011 ($2,107 million as of June 30, 2011). The unfunded commitment obligations related to these funds totaled $1,577 million as of December 31, 2011 ($1,369 million as of June 30, 2011).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance-based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2009	$ -	$ 409	$ 183	$ 99	$ 100	$ 791
Year ended June 30, 2010						
Designations/Reallocations of retained earnings	200		(70)	(60)	(70)	-
Transfers		5	(5)			-
Expenditures against designated retained earnings	(200)	(101)	(7)	(2)	-	(310)
At June 30, 2010	$ -	$ 313	$ 101	$ 37	$ 30	$ 481
Year ended June 30, 2011						
Designations of retained earnings	600	10				610
Expenditures against designated retained earnings	(600)	(106)	(47)	(3)	-	(756)
At June 30, 2011	$ -	$ 217	$ 54	$ 34	$ 30	$ 335
Six months ended December 31, 2011						
Designations of retained earnings	330	69				399
Expenditures against designated retained earnings	(330)	(13)	(3)	(1)	-	(347)
At December 31, 2011	$ -	$ 273	$ 51	$ 33	$ 30	$ 387

On August 4, 2011, IFC's Board of Directors approved a designation of $330 million of IFC's retained earnings for grants to IDA and $69 million of IFC's retained earnings for advisory services. On September 23, 2011, IFC's Board of Governors noted with approval the designations approved by IFC's Board of Directors on August 4, 2011. IFC disbursed $330 million during the three months ended December 31, 2011 ($600 million - three months ended December 31, 2010) to IDA pursuant to the signing of the grant agreement.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at December 31, 2011 and June 30, 2011 are summarized as follows (US$ millions):

	December 31, 2011	June 30, 2011
Net unrealized (losses) gains on debt securities	$ (4)	$ 259
Net unrealized gains on equity investments	1,228	1,696
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(404)	(412)
Total accumulated other comprehensive income	$ 820	$ 1,543

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains and losses on other non-trading financial instruments accounted for at fair value for the three and six months ended December 31, 2011 and 2010 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2011	2010	2011	2010
Net realized gains and losses on derivatives associated with investments:				
Realized gains on derivatives associated with loans	$ -	$ -	$ -	$ 4
Realized gains on derivatives associated with debt securities	-	-	-	10
Realized gains on derivatives associated with equity investments	10	-	10	1
Total net realized gains on derivatives associated with investments	**10**	**-**	**10**	**15**
Net gains and losses on non-monetary exchanges of derivatives associated with investments:				
Losses on non-monetary exchanges associated with loans	(1)	-	(1)	-
Gains on non-monetary exchanges associated with debt securities	11	7	11	8
Gains on non-monetary exchanges associated with equity investments	-	-	-	4
Total net non-monetary gains on derivatives associated with investments	**10**	**7**	**10**	**12**
Net unrealized gains and losses on other non-trading financial instruments:				
Unrealized gains and losses on derivative associated with investments:				
Unrealized losses on derivatives associated with loans	(24)	(9)	(61)	(93)
Unrealized gains (losses) on derivatives associated with debt securities	(14)	(1)	6	(17)
Unrealized gains on derivatives associated with equity investments	44	71	40	96
Total unrealized (losses) gains on derivatives associated with investments	6	61	(15)	(14)
Unrealized gains and losses on market borrowings accounted for at fair value:				
Credit spread component	(30)	80	(62)	107
Interest rate, foreign exchange and other components	(53)	622	(748)	294
Total unrealized (losses) gains on market borrowings	(83)	702	(810)	401
Unrealized gains (losses) on derivatives associated with market borrowings	40	(490)	739	(168)
Net unrealized (losses) gains on market borrowings and associated derivatives	(43)	212	(71)	233
Total unrealized (losses) gains on other non-trading financial instruments	**(37)**	**273**	**(86)**	**219**
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$ (17)**	**$ 280**	**$ (66)**	**$ 246**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized (losses) gains on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at December 31, 2011 and June 30, 2011 is summarized as follows (US$ millions):

Condensed consolidated balance sheet location	December 31, 2011 Fair value	June 30, 2011 Fair value
Derivative assets		
Interest rate	$ 855	$ 649
Foreign exchange	506	5
Interest rate and currency	3,117	3,126
Equity	417	390
Other derivative	4	7
Total derivative assets	$ 4,899	$ 4,177
Derivative liabilities		
Interest rate	$ 462	$ 428
Foreign exchange	85	73
Interest rate and currency	949	1,256
Equity	1	-
Total derivative liabilities	$ 1,497	$ 1,757

The effect of derivative instrument contracts on the condensed consolidated income statement for the three and six months ended December 31, 2011 and 2010 is summarized as follows (US$ millions):

		Three month ended December 31,		Six months ended December 31,	
Derivative risk category	Income statement location	2011	2010	2011	2010
Interest rate	Income from loans and guarantees	$ (10)	$ (12)	$ (21)	$ (24)
	(Loss) income from liquid asset trading activities	(34)	30	(189)	(70)
	Charges on borrowings	119	107	234	215
	Other income	-	1	-	3
	Net gains and losses on other non-trading financial instruments accounted for at fair value	(84)	(324)	220	(142)
Foreign exchange	Foreign currency transaction gains and losses on non-trading activities	12	17	16	22
	(Loss) income from liquid asset trading activities	(2)	(14)	(8)	(20)
	Net gains and losses on other non-trading financial instruments accounted for at fair value	18	(7)	24	(12)
Interest rate and currency	Income from loans and guarantees	(50)	(46)	(99)	(91)
	Income from debt securities	(16)	(19)	(36)	(38)
	(Loss) income from liquid asset trading activities	(8)	(9)	(48)	1
	Charges on borrowings	244	213	486	416
	Foreign currency transaction gains and losses on non-trading activities	1,378	329	356	1,060
	Net gains and losses on other non-trading financial instruments accounted for at fair value	89	(172)	457	(108)
	Service fees	-	1	-	1
Equity	Net gains and losses on other non-trading financial instruments accounted for at fair value	43	81	46	108
Other derivative instruments	Net gains and losses on other non-trading financial instruments accounted for at fair value	-	-	(3)	(1)
	Total	$ 1,699	$ 176	$ 1,435	$ 1,320

The income related to each derivative instrument category includes realized and unrealized gains and losses.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

At December 31, 2011, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $50,058 million ($48,534 million at June 30, 2011), foreign exchange contracts was $11,964 million ($4,376 million at June 30, 2011) and interest rate and currency contracts was $27,987 million ($27,337 million at June 30, 2011). At December 31, 2011, there were 199 equity contracts related to IFC's loan and equity investment portfolio and 2 other derivative contracts recognized as derivatives assets or liabilities under ASC Topic 815 (173 equity contracts at June 30, 2011).

IFC enters into interest rate and currency derivative instruments under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $266 million at December 31, 2011 ($658 million at June 30, 2011). At December 31, 2011, IFC had no collateral posted under these agreements. If IFC were downgraded from the current AAA to AA+, then collateral in the amount of $46 million would be required to be posted against net liability positions with counterparties at December 31, 2011 ($208 million at June 30, 2011).

As of December 31, 2011, IFC had $76 million ($45 million at June 30, 2011) of outstanding obligations to return cash collateral under master netting agreements.

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of December 31, 2011 and June 30, 2011. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of December 31, 2011, and June 30, 2011, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The significant inputs used in valuing the various classes of derivative instruments are presented below:

Classes	Significant Inputs
Interest rate contracts	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency rates	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Equity	Equity spot price, volatility, risk free rate, dividend yield, expiry date, discount rate, strike price, discount rate and option period.
Other derivative contracts	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve, yield curves specified to index, floating rates and inflation curve, swaption volatility matrix, equity spot price, volatility and dividend yield.

Loans and loan commitments - Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads, expected recovery rates, risk free interest rates, amortization schedules and investment risk rating and are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features.

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Investments in funds were valued using net asset values and classified as Level 3. Equity investments, other than investments in funds, without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions (IFC's purchase price, price that is in the process of negotiation, or recent trade price from third party transactions), discounted cash flows, and relative valuation through the use of comparables. Such equity investments are classified as either Level 2 or Level 3.

The below table presents the significant inputs for the discounted cash flow model and the relative valuation through use of comparables approach:

Valuation techniques	Banking and non-banking financial institutions	Insurance companies	Others
Discounted cash flow model	Asset growth rate, discount rate, terminal value multiple or perpetual growth rate, cost of equity, return on assets, target leverage and recovery rate.		
Relative valuations through the use of comparables	Price/Book Value, and Price/Earnings.	Price/Book Value, Price/Embedded Value, and Appraisal Value	Enterprise Value/EBITDA, Enterprise Value/Sales, Price /Book Value, Price/Earnings, Price/EBITDA, and Price/Sales.

Debt securities - Debt securities in IFC's investment portfolio do not have available market prices and are valued using discounted cash flow approaches. All debt securities are classified as Level 3. Significant inputs used for valuations of significant classes of debt securities are presented below:

Classes	Significant Inputs
Corporate debt securities	Risk free rate, amortization schedule, investment risk rating, Credit Default Swap (CDS) spreads and recovery rate.
Asset Backed Securities	Risk free rate, asset risk rating, CDS spreads, recovery rate and correlation parameter, CDS spread, ratings of class notes, index rates, default rate, prepayment rate, recovery rate, recovery lag, delinquency rate and optional redemption option.

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at December 31, 2011 and June 30, 2011 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets.

	December 31, 2011		June 30, 2011	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 34,845	$ 34,845	$ 31,777	$ 31,777
Investments:				
Loans at amortized cost, net of reserves against losses	18,244	18,332	17,731	18,769
Loans held for sale at lower of amortized cost or fair value	60	77	87	90
Loans accounted for at fair value under the Fair Value Option	626	626	637	637
Total loans	18,930	19,035	18,455	19,496
Equity investments at cost less impairment	2,707	5,079	2,748	6,561
Equity investments accounted for at fair value as available-for-sale	2,853	2,853	3,484	3,484
Equity investments accounted for at fair value under the Fair Value Option	3,055	3,055	3,081	3,081
Total equity investments	8,615	10,987	9,313	13,126
Debt securities accounted for at fair value as available-for-sale	1,813	1,813	1,961	1,961
Debt securities accounted for at fair value under the Fair Value Option	212	212	205	205
Total debt securities	2,025	2,025	2,166	2,166
Total investments	29,570	32,047	29,934	34,788
Derivative assets:				
Borrowings-related	3,420	3,420	3,562	3,562
Liquid asset portfolio-related and other	570	570	65	65
Investment-related	774	774	462	462
Client risk management-related	135	135	88	88
Total derivative assets	4,899	4,899	4,177	4,177
Other investment-related financial assets	33	111	33	174
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	6,100	6,100	5,787	5,787
Market and IBRD borrowings outstanding	42,634	42,634	38,211	38,211
Derivative liabilities:				
Borrowings-related	665	665	357	357
Liquid asset portfolio-related and other	356	356	513	513
Investment-related	341	341	799	799
Client risk management-related	135	135	88	88
Total derivative liabilities	1,497	1,497	1,757	1,757

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $17 million at December 31, 2011 ($21 million - June 30, 2011). Fair values of loan commitments are based on present value of loan commitment fees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value hierarchy

The following tables provide information as of December 31, 2011 and June 30, 2011, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At December 31, 2011			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 17	$ -	$ -	$ 17
Treasury securities	8,195	-	-	8,195
Foreign government bonds	4,877	8	-	4,885
Government guaranteed bonds	2,532	728	-	3,260
Supranational bonds	77	25	-	102
Municipal bonds	314	-	-	314
Agency bonds	(92)	2	-	(90)
Foreign agency bonds	935	169	-	1,104
Agency residential mortgage-backed securities	234	75	3	312
Asset-backed securities	-	2,958	5	2,963
Foreign asset-backed securities	3	700	-	703
Corporate bonds	1,453	155	-	1,608
Commercial mortgage-backed securities	-	1,027	-	1,027
Foreign residential mortgage-backed securities	9	1,560	-	1,569
Non-agency residential mortgage-backed securities	-	409	52	461
Collateralized debt and collateralized loan obligations	-	18	87	105
Total trading securities	18,554*	7,834	147	26,535
Loans (outstanding principal balance $606)	-	-	626	626
Equity investments:				
Banking and non-banking financial institutions	1,345	-	767	2,112
Insurance companies	51	50	72	173
Funds	-	-	1,974	1,974
Others	1,039	26	584	1,649
Total equity investments	2,435	76	3,397	5,908
Debt securities:				
Corporate debt securities	-	-	1,359	1,359
Preferred shares	-	-	649	649
Asset-backed securities	-	-	8	8
Other debt securities	-	-	9	9
Total debt securities	-	-	2,025	2,025
Derivative assets:				
Interest rate contracts	-	855	-	855
Foreign exchange	-	506	-	506
Interest rate and currency	-	3,117	-	3,117
Equity	-	-	417	417
Other	-	-	4	4
Total derivative assets	-	4,478	421	4,899
Total assets at fair value	$ 20,989	$ 12,388	$ 6,616	$ 39,993
Borrowings:				
Structured bonds	$ -	$ 5,766	$ -	$ 5,766
Unstructured bonds	22,029	13,065	-	35,094
Total borrowings (outstanding principal balance $40,902**)	22,029	18,831	-	40,860
Derivative liabilities:				
Interest rate contracts	-	462	-	462
Foreign exchange	-	85	-	85
Interest rate and currency	-	949	-	949
Equity	-	-	1	1
Total derivative liabilities	-	1,496	1	1,497
Total liabilities at fair value	$ 22,029	$ 20,327	$ 1	$ 42,357

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $17 million at December 31, 2011.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,869 million, with a fair value of $2,341 million as of December 31, 2011.

Note: For the six months ended December 31, 2011: trading securities with a fair value of $46 million were transferred from level 2 to level 1 due to improved indications of market activity; and, trading securities with a fair value of $4 million were transferred from level 1 to level 2 due to decrease in market activity. Equity investments with fair value of $75 million were transferred from level 1 to level 2 due to the use of observable inputs to valuation, other than a quoted price in an active market.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	At June 30, 2011			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 1,372	$ -	$ -	$ 1,372
Treasury securities	5,313	-	-	5,313
Foreign government bonds	1,363	5	-	1,368
Government guaranteed bonds	3,991	930	-	4,921
Supranational bonds	187	25	-	212
Foreign municipal bonds	242	-	-	242
Agency bonds	24	5	-	29
Foreign agency bonds	726	173	-	899
Agency residential mortgage-backed securities	138	107	9	254
Asset-backed securities	-	3,065	43	3,108
Foreign asset-backed securities	2	664	-	666
Corporate bonds	1,695	175	-	1,870
Commercial mortgage-backed securities	-	1,473	-	1,473
Foreign residential mortgage-backed securities	46	2,251	-	2,297
Non-agency residential mortgage-backed securities	-	558	55	613
Collateralized debt and collateralized loan obligations	-	21	103	124
Total trading securities	15,099*	9,452	210	24,761
Loans (outstanding principal balance $596)	-	-	637	637
Equity investments:				
Banking and non-banking financial institutions	1,885	-	566	2,451
Insurance companies	79	-	14	93
Funds	-	-	2,104	2,104
Others	1,369	-	548	1,917
Total equity investments	3,333	-	3,232	6,565
Debt securities:				
Corporate debt securities	-	-	1,620	1,620
Preferred shares	-	-	516	516
Asset-backed securities	-	-	22	22
Other debt securities	-	-	8	8
Total debt securities	-	-	2,166	2,166
Derivative assets:				
Interest rate contracts	-	649	-	649
Foreign exchange	-	5	-	5
Interest rate and currency	-	3,126	-	3,126
Equity	-	-	390	390
Other	-	-	7	7
Total derivative assets	-	3,780	397	4,177
Total assets at fair value	**$ 18,432**	**$ 13,232**	**$ 6,642**	**$ 38,306**
Borrowings:				
Structured bonds	$ -	$ 4,878	$ -	$ 4,878
Unstructured bonds	18,562	12,841	-	31,403
Total borrowings (outstanding principal balance $37,174**)	18,562	17,719	-	36,281
Derivative liabilities:				
Interest rate contracts	-	428	-	428
Foreign exchange	-	73	-	73
Interest rate and currency	-	1,256	-	1,256
Total derivative liabilities	-	1,757	-	1,757
Total liabilities at fair value	**$ 18,562**	**$ 19,476**	**$ -**	**$ 38,038**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,372 million at June 30, 2011.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,907 million, with a fair value of $2,295 million as of June 30, 2011.

Note: For the year ended June 30, 2011 securities with a fair value of $3,463 million were transferred from level 2 to level 1 due to improved indications of market activity and changing classification approach for some sectors from vendor-based methodology to sector based methodology corroborated with observation of market activities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2011 (US$ millions):

Level 3 trading securities for the three months ended December 31, 2011

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of October 1, 2011	$	$ 52	$ -	$ 90	$ 142
Transfers into Level 3 (***)	5	-	-	-	5
Net losses (realized and unrealized) for the three months ended December 31, 2011 in:					
Net loss	-	-	-	(3)	(3)
Purchases, issuances, sales and settlements:					
Purchases	-	3	-	-	3
Settlements and others	-	-	-	-	-
Balance as of December 31, 2011	$ 5	$ 55	$ -	$ 87	$ 147
For the three months ended December 31, 2011:					
Net unrealized gains and losses included in net income	$ -	$ 3	$ -	$ (3)	$ -

Level 3 trading securities for the six months ended December 31, 2011

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2011	$ 43	$ 64	$ -	$ 103	$ 210
Transfers into Level 3 (***)	5	-	-	-	5
Transfers out of Level 3 (****)	(43)	(9)	-	-	(52)
Net gains (realized and unrealized) for the six months ended December 31, 2011 in:					
Net income	-	(3)	-	3	-
Purchases, issuances, sales and settlements:					
Purchases	-	3	-	-	3
Settlements and others	-	-	-	(19)	(19)
Balance as of December 31, 2011	$ 5	$ 55	$ -	$ 87	$ 147
For the six months ended December 31, 2011:					
Net unrealized gains included in net income	$ -	$ 4	$ -	$ 1	$ 5

Level 3 loans and debt securities for the three months ended December 31, 2011

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of October 1, 2011	$ 613	$ 1,422	$ 601	$ 13	$ 8	$ 2,044
Net gains and losses (realized and unrealized) for the three months ended December 31, 2011 in:						
Net income	4	2	18	-	1	21
Other comprehensive income	-	(4)	3	-	-	(1)
Purchases, issuances, sales and settlements:						
Purchases	-	-	27	-	-	27
Issuances	24	-	-	-	-	-
Settlements and others	(15)	(61)	-	(5)	-	(66)
Balance as of December 31, 2011	$ 626	$ 1,359	$ 649	$ 8	$ 9	$ 2,025
For the three months ended December 31, 2011:						
Net unrealized gains and losses included in net income	$ 8	$ -	$ 18	$ -	$ -	$ 18
Net unrealized gains included in other comprehensive income	$ -	$ 1	$ 2	$ -	$ -	$ 3

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2011.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities during the three and six months ended December 31, 2011.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 loans and debt securities for the six months ended December 31, 2011

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2011	$ 637	$ 1,620	$ 516	$ 22	$ 8	$ 2,166
Net gains and losses (realized and unrealized) for the six months ended December 31, 2011 in:						
Net income	(33)	22	21	-	1	44
Other comprehensive income	-	(234)	(29)	-	-	(263)
Purchases, issuances, sales and settlements:						
Purchases	-	113	156	-	-	269
Issuances	59	-	-	-	-	-
Proceeds from sales	-	-	(15)	-	-	(15)
Settlements and others	(37)	(162)	-	(14)	-	(176)
Balance as of December 31, 2011	**$ 626**	**$ 1,359**	**$ 649**	**$ 8**	**$ 9**	**$ 2,025**
For the six months ended December 31, 2011:						
Net unrealized gains and losses included in net income	$ (33)	$ (5)	$ 19	$ -	$ 1	$ 15
Net unrealized losses included in other comprehensive income	$ -	$ (207)	$ (28)	$ -	$ -	$ (235)

Level 3 equity investments for the three months ended December 31, 2011

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of October 1, 2011	$ 463	$ 16	$ 2,019	$ 569	$ 3,067
Transfers into level 3 (***)	69	8	-	-	77
Transfers out of Level 3 (****)	-	-	-	(18)	(18)
Net gains and losses (realized and unrealized) for the three months ended December 31, 2011 in:					
Net income	(46)	(1)	(91)	7	(131)
Other comprehensive income	20	28	-	(5)	43
Purchases, issuances, sales and settlements:					
Purchases	49	-	81	20	150
Proceeds from sales	-	-	(35)	-	(35)
Settlements and others	212	21	-	11	244
Balance as of December 31, 2011	**$ 767**	**$ 72**	**$ 1,974**	**$ 584**	**$ 3,397**
For the three months ended December 31, 2011:					
Net unrealized gains and losses included in net income	$ 17	$ -	$ (116)	$ 7	$ (92)
Net unrealized gains and losses included in other comprehensive income	$ 19	$ 28	$ -	$ (5)	$ 42

Level 3 equity investments for the six months ended December 31, 2011

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2011	$ 566	$ 14	$ 2,104	$ 548	$ 3,232
Transfers into level 3 (***)	384	-	-	21	405
Transfers out of Level 3 (****)	(90)	-	-	(59)	(149)
Net gains and losses (realized and unrealized) for the six months ended December 31, 2011 in:					
Net income	(93)	(2)	(187)	20	(262)
Other comprehensive income	(71)	35	-	9	(27)
Purchases, issuances, sales and settlements:					
Purchases	51	3	186	43	283
Proceeds from sales	-	-	(129)	(1)	(130)
Settlements and others	20	22	-	3	45
Balance as of December 31, 2011	**$ 767**	**$ 72**	**$ 1,974**	**$ 584**	**$ 3,397**
For the six months ended December 31, 2011:					
Net unrealized gains and losses included in net income	$ 7	$ (1)	$ (276)	$ 18	$ (252)
Net unrealized gains and losses included in other comprehensive income	$ (71)	$ 34	$ -	$ 10	$ (27)

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2011.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities during the three and six months ended December 31, 2011.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 derivative assets for the three months ended December 31, 2011	Derivative assets		
	Equity	Others	Total
Balance as of October 1, 2011	$ 393	$ 4	$ 397
Net gains and losses (realized and unrealized) for the three months ended December 31, 2011 in net income	43	-	43
Purchases, issuances, sales and settlements:			
Purchases and issuances	-	-	-
Settlements and others	(19)	-	(19)
Balance as of December 31, 2011	**$ 417**	**$ 4**	**$ 421**
For the three months ended December 31, 2011:			
Net unrealized gains included in net income	$ 56	$ -	$ 56

Level 3 derivative assets for the six months ended December 31, 2011	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2011	$ 390	$ 7	$ 397
Net gains and losses (realized and unrealized) for the six months ended December 31, 2011 in net income	46	(3)	43
Purchases, issuances, sales and settlements:			
Purchases and issuances	-	-	-
Settlements and others	(19)	-	(19)
Balance as of December 31, 2011	**$ 417**	**$ 4**	**$ 421**
For the six months ended December 31, 2011:			
Net unrealized gains and losses included in net income	$ 73	$ (3)	$ 70

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2010 (US$ millions):

Level 3 trading securities for the three months ended December 31, 2010	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of October 1, 2010	$ 76	$ 7	$ 15	$ 77	$ 175
Transfers into Level 3 (***)	-	-	-	-	-
Transfers out of Level 3 (****)	-	(4)	(15)	-	(19)
Net gains (realized and unrealized) for the three months ended December 31, 2010 in:					
Net income	-	-	-	5	5
Purchases, issuances, sales and settlements:					
Purchases	-	6	-	-	6
Proceeds from sales	-	-	-	-	-
Balance as of December 31, 2010	**$ 76**	**$ 9**	**$ -**	**$ 82**	**$ 167**
For the three months ended December 31, 2010:					
Net unrealized gains included in net income	$ -	$ -	$ -	$ 5	$ 5

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2010.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities as of December 31, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 trading securities for the six months ended December 31, 2010

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2010	$ 55	$ -	$ 14	$ 108	$ 177
Transfers into Level 3 (***)	2	-	-	-	2
Transfers out of Level 3 (****)	-	-	(14)	(31)	(45)
Net gains (realized and unrealized) for the six months ended December 31, 2010 in:					
Net income	-	-	-	5	5
Purchases, issuances, sales and settlements:					
Purchases	22	9	-	-	31
Proceeds from sales	(3)	-	-	-	(3)
Balance as of December 31, 2010	$ 76	$ 9	$ -	$ 82	$ 167
For the six months ended December 31, 2010:					
Net unrealized gains included in net income	$ -	$ -	$ -	$ 5	$ 5

Level 3 loans and debt securities for three months ended December 31, 2010

	Loans	Debt securities				
		Corporate Securities	Preferred shares	Asset backed securities	Others	Total
Balance as of October 1, 2010	$ 489	$ 1,400	$ 486	$ 27	$ 6	$ 1,919
Net gains (realized and unrealized) for the three months ended December 31, 2010 in:						
Net income	14	(1)	7	-	-	6
Other comprehensive income	-	80	(3)	-	1	78
Purchases, issuances, sales and settlements:						
Purchases	-	65	17	-	-	82
Issuances	15	-	-	-	-	-
Settlements and others	(7)	(26)	-	(1)	-	(27)
Balance as of December 31, 2010	$ 511	$ 1,518	$ 507	$ 26	$ 7	$ 2,058
For the three months ended December 31, 2010:						
Net unrealized gains and losses included in net income	$ 14	$ (6)	$ 9	$ -	$ -	$ 3
Net unrealized gains and losses included in other comprehensive income	$ -	$ 84	$ (3)	$ -	$ -	$ 81

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2010.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities as of December 31, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 loans and debt securities for six months ended December 31, 2010

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2010	$ 450	$ 1,316	$ 464	$ 29	$ 6	$ 1,815
Net gains (realized and unrealized) for the six months ended December 31, 2010 in:						
Net income	41	9	2	-	-	11
Other comprehensive income	-	103	22	-	1	126
Purchases, issuances, sales and settlements:						
Purchases	-	141	30	-	-	171
Issuances	47	-	-	-	-	-
Proceeds from sales	-	-	(11)	-	-	(11)
Settlements and others	(27)	(51)	-	(3)	-	(54)
Balance as of December 31, 2010	**$ 511**	**$ 1,518**	**$ 507**	**$ 26**	**$ 7**	**$ 2,058**
For the six months ended December 31, 2010:						
Net unrealized gains included in net income	$ 40	$ 1	$ 6	$ -	$ -	$ 7
Net unrealized gains included in other comprehensive income	$ -	$ 112	$ 17	$ -	$ 1	$ 130

Level 3 equity investments for the three months ended December 31, 2010

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of October 1, 2010	$ 493	$ 2	$ 1,458	$ 477	$ 2,430
Transfers out of Level 3 (****)	-	-	-	(53)	(53)
Net gains and losses (realized and unrealized) for the three months ended December 31, 2010 in:					
Net income	4	-	91	(1)	94
Other comprehensive income	13	-	-	(3)	10
Purchases, issuances, sales and settlements:					
Purchases	6	-	78	80	164
Proceeds from sales	-	-	(52)	(3)	(55)
Settlements and others	-	-	-	(4)	(4)
Balance as of December 31, 2010	**$ 516**	**$ 2**	**$ 1,575**	**$ 493**	**$ 2,586**
For the three months ended December 31, 2010:					
Net unrealized gains and losses included in net income	$ 4	$ (1)	$ 69	$ 5	$ 77
Net unrealized gains and losses included in other comprehensive income	$ 13	$ -	$ -	$ (3)	$ 10

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2010.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities as of December 31, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 equity investments for the six months ended December 31, 2010

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2010	$ 835	$ 33	$ 1,177	$ 444	$ 2,489
Transfers out of Level 3 (****)	(430)	(30)	-	(114)	(574)
Net gains (losses) (realized and unrealized) for the six months ended December 31, 2010 in:					
Net income	16	(1)	163	47	225
Other comprehensive income	7	-	-	(1)	6
Purchases, issuances, sales and settlements:					
Purchases	16	-	326	120	462
Proceeds from sales	(5)	-	(91)	(4)	(100)
Settlements and others	77	-	-	1	78
Balance as of December 31, 2010	$ 516	$ 2	$ 1,575	$ 493	$ 2,586
For the six months ended December 31, 2010:					
Net unrealized gains and losses included in net income	$ 16	$ (1)	$ 134	$ 52	$ 201
Net unrealized gains and losses included in other comprehensive income	$ 7	$ -	$ -	$ (1)	$ 6

Level 3 derivative assets for the three months ended December 31, 2010

	Derivative assets		
	Equity	Others	Total
Balance as of October 1, 2010	$ 344	$ -	$ 344
Net gains (realized and unrealized) for the three months ended December 31, 2010 in net income	81	-	81
Purchases, issuances, sales and settlements:			
Purchases	-	-	-
Settlements and others	(8)	-	(8)
Balance as of December 31, 2010	$ 417	$ -	$ 417
For the three months ended December 31, 2010:			
Net unrealized gains included in net income	$ 90	$ -	$ 90

Level 3 derivative assets for the six months ended December 31, 2010

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2010	$ 337	$ 1	$ 338
Net gains and losses (realized and unrealized) for the six months ended December 31, 2010 in net income	108	(1)	107
Purchases, issuances, sales and settlements:			
Purchases	1	-	1
Settlements and others	(29)	-	(29)
Balance as of December 31, 2010	$ 417	$ -	$ 417
For the six months ended December 31, 2010:			
Net unrealized gains included in net income	$ 90	$ -	$ 90

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2010.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities as of December 31, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, income from equity investments and income from debt securities, respectively.

As of December 31, 2011, equity investments, accounted for at cost less impairment, with a carrying amount of $540 million were written down to their fair value of $417 million ($161 million and $130 million - December 31, 2010), resulting in a loss of $123 million, which was included in income from equity investments in the condensed consolidated income statement during the six months ended December 31, 2011 (loss of $31 million - six months ended December 31, 2010). The amount of the write down was based on Level 3 measures of fair value.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING

For management purposes, IFC's business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC's condensed consolidated balance sheet and income statements can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by Senior Management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services is primarily assessed on the basis of the level and adequacy of its funding sources (See Note N). IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

An analysis of IFC's major components of income and expense by business segment for the three and six months ended December 31, 2011 and 2010 is given below (US$ millions):

	Three months ended December 31,							
	2011				2010			
	Investment services	Treasury services	Advisory services	Total	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees	$ 218	$ -	$ -	$ 218	$ 216	$ 4	$ -	$ 220
(Provision) release of provision for losses on loans and guarantees	(69)	-	-	(69)	11	-	-	11
Income from debt securities	45	-	-	45	19	-	-	19
(Loss) income from equity investments	(169)	-	-	(169)	472	-	-	472
Income from liquid asset trading activities	-	24	-	24	-	80	-	80
Charges on borrowings	(18)	(18)	-	(36)	(30)	(10)	-	(40)
Advisory services income	-	-	53	53	-	-	-	-
Other income	42	-	-	42	45	-	-	45
Administrative expenses	(182)	(3)	(12)	(197)	(169)	(2)	-	(171)
Advisory services expenses	-	-	(73)	(73)	-	-	(11)	(11)
Other expenses	(30)	-	-	(30)	(34)	-	-	(34)
Foreign currency transaction gains (losses) on non-trading activities	7	-	-	7	(22)	-	-	(22)
Net gains and losses on other non-trading financial instruments accounted for at fair value								
Realized gains	10	-	-	10	-	-	-	-
Gains on non-monetary exchanges	10	-	-	10	7	-	-	7
Unrealized gains (losses)	6	(43)	-	(37)	61	212	-	273
Grants to IDA	(330)	-	-	(330)	(600)	-	-	(600)
Net income (loss)	$ (460)	$ (40)	$ (32)	$ (532)	$ (24)	$ 284	$ (11)	$ 249

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Six months ended December 31,							
	2011				2010			
	Investment services	Treasury services	Advisory services	Total	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees	$ 402	$ -	$ -	$ 402	$ 415	$ 8	$ -	$ 423
(Provision) release of provision								
for losses on loans and guarantees	(11)	-	-	(11)	49	-	-	49
Income from debt securities	59	-	-	59	31	-	-	31
Income from equity investments	450	-	-	450	763	-	-	763
(Loss) income from liquid asset trading activities	-	(5)	-	(5)	-	251	-	251
Charges on borrowings	(33)	(32)	-	(65)	(61)	(22)	-	(83)
Advisory services income	-	-	144	144	-	-	-	-
Other income	82	-	-	82	87	-	-	87
Administrative expenses	(361)	(5)	(24)	(390)	(335)	(5)	-	(340)
Advisory services expenses	-	-	(99)	(99)	-	-	(72)	(72)
Other expenses	(59)	-	-	(59)	(65)	-	-	(65)
Foreign currency transaction gains (losses)								
on non-trading activities	101	-	-	101	(45)	-	-	(45)
Net gains and losses on other non-trading financial instruments accounted for at fair value								
Realized gains	10	-	-	10	14	-	-	14
Gains on non-monetary exchanges	10	-	-	10	13	-	-	13
Unrealized (losses) gains	(15)	(71)	-	(86)	(14)	233	-	219
Grants to IDA	(330)	-	-	(330)	(600)	-	-	(600)
Net income (loss)	$ 305	$ (113)	$ 21	$ 213	$ 252	$ 465	$ (72)	$ 645

NOTE M – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 100 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at December 31, 2011 (93 investments - June 30, 2011).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $17,128 million at December 31, 2011 ($16,009 million - June 30, 2011). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $2,989 million at December 31, 2011 ($3,197 million - June 30, 2011).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at December 31, 2011 and June 30, 2011 is as follows (US$ millions):

	December 31, 2011					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 53	$ 2	$ 5	$ -	$ -	$ 60
Europe, Middle East and North Africa	83	80	-	-	-	163
Sub-Saharan Africa, Latin America and Caribbean	276	130	3	-	-	409
Total manufacturing, agribusiness and services	412	212	8	-	-	632
Financial markets						
Asia	-	47	-	-	-	47
Europe, Middle East and North Africa	111	55	36	74	-	276
Sub-Saharan Africa, Latin America and Caribbean	8	80	-	-	-	88
Other	-	134	28	-	15	177
Total financial markets	119	316	64	74	15	588
Infrastructure and natural resources						
Asia	614	41	17	-	-	672
Europe, Middle East and North Africa	447	137	11	13	8	616
Sub-Saharan Africa, Latin America and Caribbean	290	126	-	-	65	481
Total infrastructure and natural resources	1,351	304	28	13	73	1,769
Maximum exposure to VIEs	**$ 1,882**	**$ 832**	**$ 100**	**$ 87**	**$ 88**	**$ 2,989**

	June 30, 2011					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 55	$ 2	$ 8	$ -	$ -	$ 65
Europe, Middle East and North Africa	97	69	-	-	-	166
Sub-Saharan Africa, Latin America and Caribbean	408	30	2	-	-	440
Total manufacturing, agribusiness and services	560	101	10	-	-	671
Financial markets						
Asia	10	12	41	-	-	63
Europe, Middle East and North Africa	92	71	88	133	-	384
Sub-Saharan Africa, Latin America and Caribbean	62	44	6	-	-	112
Other	111	9	69	-	16	205
Total financial markets	275	136	204	133	16	764
Infrastructure and natural resources						
Asia	740	51	20	-	-	811
Europe, Middle East and North Africa	489	12	5	16	8	530
Sub-Saharan Africa, Latin America and Caribbean	348	34	-	-	39	421
Total infrastructure and natural resources	1,577	97	25	16	47	1,762
Maximum exposure to VIEs	**$ 2,412**	**$ 334**	**$ 239**	**$ 149**	**$ 63**	**$ 3,197**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The carrying value of investments and maximum exposure to VIEs at December 31, 2011 and June 30, 2011 is as follows (US$ millions):

Investment category	December 31, 2011 Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,479	$ 403	$ 1,882
Equity investments	454	378	832
Debt securities	100	-	100
Guarantees	87	-	87
Risk management	70	18	88
Total	$ 2,190	$ 799	$ 2,989

Investment category	June 30, 2011 Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,745	$ 667	$ 2,412
Equity investments	209	125	334
Debt securities	239	-	239
Guarantees	149	-	149
Risk management	44	19	63
Total	$ 2,386	$ 811	$ 3,197

NOTE N – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients through four business lines: access to finance; investment climate; public-private partnerships; and sustainable business. IFC funds this business line by a combination of cash received from government and other donors and IFC's operations via retained earnings and operating budget designations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds (Trust Funds). The donor funds may be used to support feasibility studies, project preparation, and other advisory services initiatives. Donor funds are restricted for purposes specified in agreements with the donors. IFC's funding for advisory services are made in accordance with terms approved by IFC's Board. Donor funds under administration and IFC's funding can be commingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio (The "Pool"), managed by IBRD, which is not commingled with IFC's other liquid assets. Donor funds are refundable until expended for their designated purpose.

The Pool is actively managed and invested in accordance with the investment strategy established for all trust funds administered by the World Bank Group. The primary objective of the investment strategy is to maintain liquidity to meet foreseeable cash flow needs with a secondary objective of maximizing investment returns.

Prior to July 1, 2011, the portion of the Pool representing undisbursed donor funds was not reported on IFC's consolidated balance sheet. Further, advisory services expenses incurred were reported net of donor funding.

Beginning July 1, 2011, the entire Pool, including the portion represented by undisbursed donor funds, is reported at fair value in other assets. Due to the refundable nature of undisbursed donor funds, a corresponding obligation is recorded in other liabilities - changes in the fair value of the portion of the pool representing undisbursed donor funds are recorded in other liabilities. Further, advisory services expenses are reported gross - an amount equal to the portion of advisory services expenses funded by donors is included in advisory services income.

As of December 31, 2011, other assets include $692 million representing the entire Pool, including undisbursed donor funds of $426 million and IFC advisory services funding of $266 million. Included in other liabilities as of December 31, 2011 is $426 million of refundable undisbursed donor funds.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and six months ended December 31, 2011 and 2010 (US$ millions):

	Three months ended December 31,					
	2011			2010		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 23	$ 5	$ 2	$ 19	$ 4	$ 2
Interest cost	27	4	2	27	4	2
Expected return on plan assets	(38)	(5)	-	(34)	(4)	-
Amortization of prior service cost	1	-	-	*	*	*
Amortization of unrecognized net loss	1	1	1	5	2	*
Net periodic pension cost	$ 14	$ 5	$ 5	$ 17	$ 6	$ 4

*Less than $0.5 million

	Six months ended December 31,					
	2011			2010		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 44	$ 9	$ 4	$ 39	$ 7	$ 4
Interest cost	55	8	4	54	8	3
Expected return on plan assets	(75)	(9)	-	(68)	(8)	-
Amortization of prior service cost	1	-	-	*	-	-
Amortization of unrecognized net loss	3	2	2	10	4	1
Net periodic pension cost	$ 28	$ 10	$ 10	$ 35	$ 11	$ 8

*Less than $0.5 million

NOTE P – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

NOTE Q - SUBSEQUENT EVENTS

As part of IFC's normal management of the equity investment portfolio, subsequent to December 31, 2011, IFC has executed agreements to sell or partially sell certain significant equity investments where its developmental role was complete. As of the issuance of these condensed consolidated financial statements, these sales have closed and/or are expected to close shortly pending the satisfactory completion of certain routine pre-closing conditions which IFC believes is probable will be met. Accordingly, IFC expects to realize gains on equity sales in net income of at least $835 million in the three months ending March 31, 2012, principally related to two investments.

REPORT OF INDEPENDENT ACCOUNTANTS

KPMG

KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Report of Independent Accountants

President and Board of Directors
International Finance Corporation:

We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation (IFC) as of December 31, 2011, the related condensed consolidated income statements and statements of comprehensive income for the three-month and six-month periods ended December 31, 2011 and 2010, and related condensed consolidated statements of changes in capital and cash flows for the six-month periods ended December 31, 2011 and 2010. These condensed consolidated financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet and consolidated statement of capital stock and voting power of the IFC as of June 30, 2011, and the related consolidated income statement and statements of comprehensive income, changes in capital, and cash flows for the fiscal year then ended June 30, 2011 (not presented herein); and in our report dated August 4, 2011, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2011 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

KPMG LLP

February 8, 2012

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
Dec 31 2011

New Medium and Long-Term Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Settle Date
12_22XXXXX	AUD	50,692,000.00	52,286,263.40	5.7	11/7/2011
	Sum Of Notional	50,692,000.00	52,286,263.40		
12_30XXXXX	JPY	26,030,000,000.00	338,645,677.49	4	11/21/2011
	Sum Of Notional	26,030,000,000.00	338,645,677.49		
12_28XXXXX	KRW	10,000,000,000.00	9,002,925.95	1.75	11/4/2011
	Sum Of Notional	10,000,000,000.00	9,002,925.95		
12_18XXXXX	NZD	350,000,000.00	278,897,500.00	4.63	10/14/2011
	Sum Of Notional	350,000,000.00	278,897,500.00		
12_23XXXXX	TRY	90,000,000.00	50,167,224.08	0.5	11/1/2011
	Sum Of Notional	90,000,000.00	50,167,224.08		
12_16XXXXX	USD	49,929,963.22	49,929,963.22	4.61	10/4/2011
12_19XXXXX	USD	10,000,000.00	10,000,000.00	3	10/19/2011
12_20XXXXX	USD	39,943,202.32	39,943,202.32	4.5	10/18/2011
12_21XXXXX	USD	30,000,000.00	30,000,000.00	4.54	10/14/2011
12_24XXXXX	USD	30,000,000.00	30,000,000.00	3.05	10/28/2011
12_25XXXXX	USD	20,000,000.00	20,000,000.00	3.08	10/28/2011
12_26XXXXX	USD	100,000,000.00	100,000,000.00	0.53	10/28/2011
12_27XXXXX	USD	500,000,000.00	500,000,000.00	0.65	11/1/2011
12_29XXXXX	USD	100,000,000.00	100,000,000.00	0.25	11/15/2011
12_31XXXXX	USD	86,700,000.00	86,700,000.00	5.88	11/21/2011
12_32XXXXX	USD	3,000,000,000.00	3,000,000,000.00	1.13	11/23/2011
12_33XXXXX	USD	25,000,000.00	25,000,000.00	4.56	12/20/2011
12_35XXXXX	USD	59,841,060.95	59,841,060.95	4.58	12/23/2011
12_36XXXXX	USD	25,000,000.00	25,000,000.00	4.57	12/28/2011
	Sum Of Notional	4,076,414,226.49	4,076,414,226.49		
TOTAL NEW MARKET BORROWINGS			**4,805,413,817.41**		

Medium and Long-Term Matured Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
09_104XXXX	AUD	3,000,000.00	2,973,150.00	3.73	12/15/2011
09_79XXXXX	AUD	10,000,000.00	10,260,000.00	4.56	10/20/2011
10_37XXXXX	AUD	2,700,000.00	2,882,115.00	4.75	10/28/2011
	Sum Of Notional	15,700,000.00	16,115,265.00		
09_107_B2X	BRL	830,000.00	467,605.63	7.1	10/13/2011
09_114_B2X	BRL	1,080,000.00	589,616.20	7.3	10/6/2011
09_115_B3X	BRL	960,000.00	540,845.07	7.2	10/13/2011
09_137_B3X	BRL	1,350,000.00	737,020.25	8.5	10/6/2011
09_139_B3X	BRL	920,000.00	518,309.86	8.5	10/13/2011
09_37_B3XX	BRL	810,000.00	456,338.03	10.5	10/13/2011
09_48_B4XX	BRL	2,110,000.00	1,137,129.15	10	10/5/2011
09_51_B3XX	BRL	1,030,000.00	580,281.69	10	10/13/2011
09_54_B3XX	BRL	1,800,000.00	970,062.78	9.8	10/5/2011
09_59_B3XX	BRL	1,740,000.00	949,937.22	9.8	10/6/2011
09_82_B3XX	BRL	1,260,000.00	687,885.57	9.7	10/6/2011
09_89XXXXX	BRL	1,140,000.00	608,649.23	10	12/15/2011
09_89_B3XX	BRL	940,000.00	529,577.46	9.7	10/13/2011
09_98_B2XX	BRL	720,000.00	405,633.80	8.4	10/13/2011
10_21_B1XX	BRL	25,350,000.00	14,226,786.77	9.25	12/2/2011
10_45_B2XX	BRL	14,280,000.00	7,992,388.20	9	12/6/2011
10_53_B2XX	BRL	15,430,000.00	8,636,032.91	9	12/6/2011
10_71_B2XX	BRL	24,360,000.00	13,671,184.44	8.85	12/2/2011
10_73_B2XX	BRL	23,010,000.00	12,878,491.07	8.55	12/6/2011
10_87_B1XX	BRL	28,200,000.00	15,952,030.77	8.84	11/18/2011
10_87_B2XX	BRL	21,300,000.00	11,518,494.48	8.84	12/16/2011
	Sum Of Notional	168,620,000.00	94,054,300.61		
99_24_B4XX	EUR	5,540,000.00	7,842,978.00	6.27	10/28/2011
99_38_B2XX	EUR	4,308,000.00	5,873,742.60	6.03	11/9/2011
	Sum Of Notional	9,848,000.00	13,716,720.60		
00_28XXXXX	JPY	500,000,000.00	6,423,845.31	1.33	12/21/2011
02_72_B1XX	JPY	1,500,000,000.00	19,359,834.80	0	11/25/2011
08_28_B1XX	JPY	500,000,000.00	6,434,592.35	1.87	11/27/2011
08_46_B2XX	JPY	96,000,000.00	1,252,364.49	6.38	10/5/2011
08_56_B2XX	JPY	145,000,000.00	1,891,592.20	5.82	10/5/2011
08_63_B2XX	JPY	56,000,000.00	730,450.66	5.91	10/6/2011
09_02_B2XX	JPY	50,000,000.00	652,188.09	7.24	10/6/2011
09_11_B2XX	JPY	128,000,000.00	1,669,819.32	6.78	10/5/2011
09_20_B2XX	JPY	36,000,000.00	469,575.43	6.62	10/6/2011
09_71_B2XX	JPY	35,000,000.00	456,531.66	7.13	10/6/2011

10_75_B2XX	JPY	160,000,000.00	2,087,274.15	6.98	10/5/2011
	Sum Of Notional	3,206,000,000.00	41,428,068.46		
09_105XXXX	NZD	3,000,000.00	2,251,650.00	4.3	12/15/2011
	Sum Of Notional	3,000,000.00	2,251,650.00		
09_124_B3X	TRY	42,000,000.00	22,782,750.20	0.5	11/21/2011
09_74XXXXX	TRY	43,000,000.00	24,386,094.26	1	10/27/2011
09_76XXXXX	TRY	6,600,000.00	3,699,551.57	14.6	11/10/2011
09_88XXXXX	TRY	4,000,000.00	2,186,031.26	14.7	12/5/2011
10_85_B1XX	TRY	61,000,000.00	33,125,169.70	0.5	10/14/2011
11_09_B1XX	TRY	40,000,000.00	21,473,051.32	0.5	10/18/2011
	Sum Of Notional	196,600,000.00	107,652,648.31		
08_57_B2XX	USD	2,550,000.00	2,550,000.00	8.05	10/5/2011
08_64_B4XX	USD	340,000.00	340,000.00	8.59	10/6/2011
09_03_B3XX	USD	1,430,000.00	1,430,000.00	9.84	10/5/2011
09_10_B3XX	USD	880,000.00	880,000.00	9.22	10/5/2011
09_21_B2XX	USD	1,170,000.00	1,170,000.00	9.13	10/5/2011
09_42_B2XX	USD	590,000.00	590,000.00	8.43	10/6/2011
09_64XXXXX	USD	500,000,000.00	500,000,000.00	3	11/15/2011
09_83XXXXX	USD	10,000,000.00	10,000,000.00	2.84	10/27/2011
09_94XXXXX	USD	30,900,000.00	30,900,000.00	2.01	11/29/2011
10_32XXXXX	USD	14,000,000.00	14,000,000.00	1.03	10/17/2011
10_35XXXXX	USD	20,000,000.00	20,000,000.00	5.65	10/24/2011
10_92_B1XX	USD	30,000,000.00	30,000,000.00	1.65	11/14/2011
11_37_B1XX	USD	500,000,000.00	500,000,000.00	0.5	11/1/2011
11_42_B1XX	USD	250,000,000.00	250,000,000.00	1	12/13/2011
11_43XXXXX	USD	20,000,000.00	20,000,000.00	5.05	11/29/2011
11_46XXXXX	11_46	25,000,000.00	25,000,000.00	5.06	12/3/2011
11_51XXXXX	11_51	20,000,000.00	20,000,000.00	5.05	12/13/2011
11_53XXXXX	11_53	22,167,754.00	22,167,754.00	5.15	12/20/2011
11_56_B1XX	USD	10,000,000.00	10,000,000.00	1.58	12/30/2011
	Sum Of Notional	1,459,027,754.00	1,459,027,754.00		
07_26_R1XX	XOF	2,000,000,000.00	3,962,600.00	4.75	12/19/2011
07_26XXXXX	XOF	20,000,000,000.00	39,626,000.00	4.75	12/19/2011
	Sum Of Notional	22,000,000,000.00	43,588,600.00		
07_19XXXXX	ZAR	236,000,000.00	29,201,234.87	1	11/1/2011
09_70XXXXX	ZAR	26,000,000.00	3,178,872.72	8.8	10/21/2011
10_90_B1XX	ZAR	111,160,000.00	13,820,713.66	6.82	12/2/2011
11_30_B1XX	ZAR	254,000,000.00	32,302,370.54	5.7	10/14/2011
	Sum Of Notional	627,160,000.00	78,503,191.79		
TOTAL MATURED MARKET BORROWINGS			**1,856,338,198.77**		

Medium and Long-Term Matured IBRD Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
047970_01X	SAR	15,625,000.00	4,166,166.73	4.46	12/15/2011
	Sum Of Notional	15,625,000.00	4,166,166.73		
TOTAL MATURED IBRD BORROWINGS			**4,166,166.73**		

Net Decrease in Short-term Discount Notes for the quarter ended December 31, 2011 **51,000,000.00**

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
Sep 30 2011

New Medium and Long-Term Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Ra	Settle Date
12_08XXXXX	AUD	250,000,000.00	269,225,000.00	5.06	8/3/2011
12_09XXXXX	AUD	1,250,000,000.00	1,346,125,000.00	5	8/3/2011
12_14XXXXX	AUD	83,100,000.00	85,173,345.00	0.5	9/14/2011
12_17XXXXX	AUD	7,240,000.00	7,120,540.00	3.69	9/29/2011
	Sum Of Notional	1,590,340,000.00	1,707,643,885.00		
11_87XXXXX	BRL	13,000,000.00	8,230,452.67	7.5	7/13/2011
12_05XXXXX	BRL	55,212,500.00	35,488,173.29	0	7/28/2011
	Sum Of Notional	68,212,500.00	43,718,625.96		
12_07XXXXX	NOK	1,000,000,000.00	184,067,147.70	3.25	7/29/2011
	Sum Of Notional	1,000,000,000.00	184,067,147.70		
12_15XXXXX	TRY	202,920,000.00	109,452,789.99	4.92	9/29/2011
	Sum Of Notional	202,920,000.00	109,452,789.99		
11_88XXXXX	USD	10,000,000.00	10,000,000.00	0	7/15/2011
12_01XXXXX	USD	350,000,000.00	350,000,000.00	0.85	7/27/2011
12_02XXXXX	USD	25,000,000.00	25,000,000.00	5.24	7/20/2011
12_03XXXXX	USD	49,939,948.01	49,939,948.01	5.13	7/26/2011
12_04XXXXX	USD	20,000,000.00	20,000,000.00	3.75	7/28/2011
12_06XXXXX	USD	25,000,000.00	25,000,000.00	5.22	8/3/2011
12_11XXXXX	USD	70,000,000.00	70,000,000.00	1.38	8/17/2011
12_12XXXXX	USD	30,000,000.00	30,000,000.00	3	8/24/2011
12_13XXXXX	USD	29,526,211.20	29,526,211.20	4.78	8/25/2011
	Sum Of Notional	609,466,159.21	609,466,159.21		
12_10XXXXX	ZAR	910,000,000.00	134,398,676.69	0.5	8/3/2011
	Sum Of Notional	910,000,000.00	134,398,676.69		

TOTAL NEW MARKET BORROWINGS 2,788,747,284.55

Medium and Long-Term Matured Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Ra	Maturity Date
09_65XXXXX	AUD	12,500,000.00	12,865,625.00	5.67	9/15/2011
10_26XXXXX	AUD	18,000,000.00	17,703,000.00	4	9/29/2011
	Sum Of Notional	30,500,000.00	30,568,625.00		
09_128_B1X	BRL	10,000,000.00	5,834,305.72	6.8	9/15/2011
09_141_B1X	BRL	16,350,000.00	9,539,089.85	8	9/15/2011
09_32XXXXX	BRL	4,480,000.00	2,780,881.44	10.55	8/15/2011
09_33XXXXX	BRL	3,920,000.00	2,433,271.26	10.45	8/15/2011
09_49XXXXX	BRL	7,000,000.00	3,818,251.24	10.1	9/26/2011
10_45_B1XX	BRL	53,550,000.00	31,242,707.12	9	9/15/2011
10_53_B1XX	BRL	59,360,000.00	34,632,438.74	9	9/15/2011
10_71_B1XX	BRL	64,280,000.00	37,502,917.15	8.85	9/15/2011
10_73_B1XX	BRL	35,190,000.00	20,530,921.82	8.55	9/15/2011
	Sum Of Notional	254,130,000.00	148,314,784.34		
08_14XXXXX	EUR	5,000,000.00	6,821,750.00	3.68	9/13/2011
	Sum Of Notional	5,000,000.00	6,821,750.00		
02_118_B1X	JPY	1,000,000,000.00	12,686,330.48	0	7/20/2011
02_125_B1X	JPY	600,000,000.00	7,611,798.29	0	7/20/2011
04_13_B1XX	JPY	2,400,000,000.00	29,756,369.72	2.7	7/11/2011
04_20_B1XX	JPY	1,900,000,000.00	23,800,576.22	3.57	8/4/2011
04_21_B1XX	JPY	1,400,000,000.00	17,846,899.10	3.29	7/22/2011
04_24_B1XX	JPY	3,100,000,000.00	39,513,096.68	3.81	8/5/2011
06_05_B1XX	JPY	500,000,000.00	6,508,721.69	3.43	9/14/2011
09_27XXXXX	JPY	1,000,000,000.00	13,057,387.22	7.92	8/11/2011
	Sum Of Notional	11,900,000,000.00	150,781,179.40		
09_110XXXX	TRY	4,000,000.00	2,224,075.62	11.1	9/20/2011
09_16XXXXX	TRY	6,000,000.00	3,646,751.35	15.5	7/14/2011
09_26XXXXX	TRY	6,800,000.00	3,955,328.06	15.8	7/25/2011
10_13_B2XX	TRY	27,000,000.00	14,578,833.69	0.5	9/26/2011
	Sum Of Notional	43,800,000.00	24,404,988.72		
08_15XXXXX	USD	24,000,000.00	24,000,000.00	4.08	9/13/2011
09_28XXXXX	USD	24,000,000.00	24,000,000.00	2.7	7/13/2011
11_01XXXXX	USD	300,000,000.00	300,000,000.00	0.19	7/15/2011
	Sum Of Notional	348,000,000.00	348,000,000.00		
06_03XXXXX	ZAR	700,000,000.00	97,861,721.39	6.85	8/18/2011
07_07XXXXX	ZAR	209,000,000.00	29,003,608.10	1	8/24/2011
	Sum Of Notional	909,000,000.00	126,865,329.49		

TOTAL MATURED MARKET BORROWINGS 835,756,656.95

Net Decrease in Short-term Discount Notes for the quarter ended September 30, 2011 100,590,000.00